Exhibit 99.20

CRESCENT POINT ENERGY CORP.

INFORMATION CIRCULAR - PROXY STATEMENT

Dated April 25, 2013

SOLICITATION OF PROXIES	1

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES	1

IMPORTANT NOTICE TO UNITED STATES HOLDERS	2

REVOCABILITY OF PROXY	2

PERSONS MAKING THE SOLICITATION	2

EXERCISE OF DISCRETION BY PROXY	3

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF	3

QUORUM FOR THE MEETING	4

APPROVAL REQUIREMENTS	4

REPORT ON VOTING RESULTS	4

MATTERS TO BE ACTED UPON AT THE MEETING	4

Fixing Number of Directors of Crescent Point	4
Election of Directors of Crescent Point	4
Increase Maximum Number of Directors	15
Confirmation of Adoption of Advance Notice By-Law Requirement	16
Appointment of Auditors of Crescent Point	16
Advisory Vote on Executive Compensation	17

EXECUTIVE COMPENSATION	18

Compensation Discussion and Analysis	18
Letter to Shareholders	19
Description of Executive Officer Compensation	21
Executive Compensation Tables	31

DIRECTORS' COMPENSATION	36

Description of Board of Directors' Compensation	36
Director Compensation Tables	39

SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	41

RESTRICTED SHARE BONUS PLAN	41

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	43

MANDATE OF THE BOARD	43

COMPOSITION OF THE BOARD OF DIRECTORS	44

BOARD COMMITTEES	44

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND OTHERS	48

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	48

OTHER MATTERS	48

AUDITOR OF THE CORPORATION	48

ADDITIONAL INFORMATION	48

APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A-1

APPENDIX B ADVANCE NOTICE BY-LAW	B-1

Crescent Point Energy Corp. Information Circular – Proxy Statement

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 30, 2013

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement (the "Information Circular") is furnished in connection with the solicitation of proxies by management of Crescent Point Energy Corp. ("Crescent Point" or the "Corporation"), for use at the Annual and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Crescent Point to be held on May 30, 2013 at 10:00 a.m. (Calgary time) in The Metropolitan Conference Centre, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

Holders of Common Shares are entitled to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.

Instruments of Proxy must be received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The directors of Crescent Point have fixed the record date for the Meeting as the close of business on April 19, 2013 (the "Record Date"). Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Common Shares. No Shareholder who became a Shareholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of Crescent Point. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Crescent Point as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Crescent Point. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Crescent Point does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients in the United States and Canada to Broadridge Investor Communication Solutions, Canada ("Broadridge"). Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

IMPORTANT NOTICE TO UNITED STATES HOLDERS

The solicitation of proxies hereunder is being made for the securities of Crescent Point, a Canadian entity. The solicitation of proxies is subject to disclosure requirements of Canada that are different from those of the United States of America ("U.S.").

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located outside the U.S., and some or all of its officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court's judgment or to enforce a judgment obtained from a U.S. court against the issuer.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder (or his or her attorney authorized in writing) or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Crescent Point at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Crescent Point. The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically remunerated therefor.

Crescent Point Energy Corp. Information Circular – Proxy Statement

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made. In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Crescent Point are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of Crescent Point knows of no such amendment, variation or other matter.  If you appoint Crescent Point proxyholders to act and vote on your behalf as provided in the accompanying form of proxy and you do not provide instructions concerning a matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted as follows:

•	FOR fixing the number of directors at seven (7);

•	FOR the election of the persons nominated to serve as directors;

•
FOR the special resolution authorizing an amendment to the Corporation's articles of incorporation (the "Articles") to increase the maximum number of directors the Corporation may have from seven (7) to eleven (11) directors;

•	FOR confirming the adoption of a by-law providing advance notice requirements for the nomination of directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors; and

•	FOR the advisory resolution to accept the Corporation’s approach to executive compensation.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

On July 2, 2009, the Corporation completed a plan of arrangement (the "Conversion Arrangement") under the Business Corporations Act (Alberta) with Crescent Point Energy Trust (the "Trust") pursuant to which the holders of trust units of the Trust (the "Trust Units") exchanged their Trust Units for Common Shares on a one-for-one basis. On July 2, 2009, in connection with the Conversion Arrangement, the Corporation filed Articles of Amendment to give effect to a consolidation of the Common Shares and subsequent Articles of Amendment to change its name to "Crescent Point Energy Corp." On January 1, 2011, the Corporation amalgamated with its wholly-owned subsidiaries Ryland Oil ULC, Darian Resources Ltd. and Shelter Bay Energy ULC.

Crescent Point is authorized to issue an unlimited number of Common Shares. As at April 19, 2013, 382,670,516 Common Shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the Corporation is entitled to cast such vote.

Crescent Point Energy Corp. Information Circular – Proxy Statement

To the best of the knowledge of the directors of Crescent Point, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

The Common Shares of Crescent Point that were owned, directly or indirectly, by all directors and officers as a group  as at April 19, 2013 was 4,922,954 Common Shares, or 1.3% of the outstanding Common Shares.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled representing not less than 25% of the total number of issued and outstanding Common Shares. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting, other than the resolution to amend our Articles to increase the maximum number of directors the Corporation may have from seven (7) to eleven (11) directors, are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  The resolution approving the amendment to our Articles to increase the maximum number of directors the Corporation may have is a special resolution requiring approval by two-thirds of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

REPORT ON VOTING RESULTS

Crescent Point will publicly disclose the results of all votes held at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing Number of Directors of Crescent Point

At the Meeting, it is proposed that the number of directors of Crescent Point to be elected at the Meeting to hold office until the next Annual Meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at seven (7). There are presently seven directors of Crescent Point, each of whom will retire from office at the Meeting.

In the absence of contrary directions, the persons named in the enclosed Proxy intend to vote the Common Shares represented thereby FOR setting the number of directors to be elected at the Meeting at seven (7).

Election of Directors of Crescent Point

The Articles of Crescent Point presently provide for a minimum of one director and a maximum of seven directors. There are currently seven (7) directors. Shareholders are entitled to elect seven (7) members to the board of directors of Crescent Point (the "Board") by a vote of Shareholders at a meeting of Shareholders.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The seven (7) nominees proposed for election as directors of Crescent Point are as follows:

Peter Bannister
Paul Colborne
Kenney F. Cugnet
D. Hugh Gillard
Gerald A. Romanzin
Scott Saxberg
Gregory G. Turnbull, QC

Voting for the election of directors will be conducted on an individual, not a slate, basis.

Management of Crescent Point recommends that Shareholders vote FOR the election as directors of each of the foregoing nominees.

The persons named in the enclosed Proxy intend to vote the Common Shares represented thereby FOR the election of each of these nominees unless the Shareholder specifies authority to do so is withheld.

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a meeting of Shareholders represent less than a majority of the Common Shares voted and withheld, the nominee will submit his resignation promptly after the meeting for the Board's consideration. The Board will review the voting result and the Board's decision to accept or reject the resignation will be disclosed to the public. The policy does not apply in circumstances involving contested director elections.

The names, province of residence and age of each of the seven (7) persons nominated for election as directors of Crescent Point, the number of Common Shares of Crescent Point beneficially owned, directly or indirectly, or over which each exercises control or direction (as at April 19, 2013), the offices held presently by each proposed director in Crescent Point, the period served as a director of Crescent Point and its predecessor companies, and the principal occupation of each are as follows:

Crescent Point Energy Corp. Information Circular – Proxy Statement

PETER BANNISTER Independent Director Alberta, Canada Age: 55
Peter Bannister is Chairman of Crescent Point's Board and is president of Destiny Energy Inc., a private oil and gas company. He has been on the board of Crescent Point and its predecessors since 2003. Mr. Bannister has worked in the oil and gas industry since 1982, having held a variety of roles with companies such as Mission Oil & Gas Inc., StarPoint Energy Inc., Impact Energy Inc., Startech Energy Ltd., Boomerang Resources Ltd., Laurasia Resources Ltd. and Sproule Associates Ltd.

Mr. Bannister is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and serves on the board of directors of Cequence Energy Ltd. and Surge Energy Inc. Formerly, he was a director of Shelter Bay Energy Inc., Mission Oil & Gas Inc., Breaker Energy, Impact Energy Inc., Boomerang Resources Ltd. and Laurasia Resources Ltd. Mr. Bannister holds a Bachelor of Science degree in Geology.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2012	Attendance at Special Board Meetings During Fiscal 2012	Overall Attendance 2012
Board of Directors (Chair)	5/5	9/9
Audit	4/4		100%
Reserves (Chair)	2/2
Special Committee	1/1

Securities Held as at April 19, 2013
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(1)	Meets Ownership Requirement(2)	Common Shares plus DSUs as a Multiple of Ownership Requirement
550,136	5,200	10,657	565,993	$20,239,910	Yes	30

Compensation Received
Fiscal Year	Total Compensation
2012	$386,471
2011	$374,590
2010	$441,181

Other Public Company Boards during the last 5 years
Breaker Energy Ltd. Cequence Energy Ltd. Mission Oil & Gas Inc. Surge Energy Inc. Zapata Energy Corporation

Crescent Point Energy Corp. Information Circular – Proxy Statement

PAUL COLBORNE Independent Director Alberta, Canada Age: 54
Paul Colborne is the president of StarValley Oil and Gas Ltd., a private oil and gas company. He was a founder of CPEL in 2001 and was the president and Chief Executive Officer of CPEL until its reorganization into Crescent Point Energy Trust in September 2003. Mr. Colborne has been on the board of Crescent Point and its predecessors since 2001 and has worked in the oil and gas industry since 1987, having led companies such as StarPoint Energy Ltd. and Startech Energy Ltd.

His expertise in law, including securities, banking, oil and gas and commercial law, has resulted in the successful completion of numerous corporate and commercial transactions. As well, Mr. Colborne has authored and presented a number of papers respecting the oil and gas industry.

Mr. Colborne is the chairman of Legacy Oil & Gas Inc. and of Surge Energy Inc. He also serves on the board of Cequence Energy Ltd.  Formerly, Mr. Colborne served as chairman of TriStar Oil & Gas Ltd. and Seaview Energy Ltd., and served as a director for Westfire Energy Ltd., Twin Butte Energy Ltd., Breaker Energy and Wild Stream Exploration Inc. He holds a Bachelor of Laws degree and a Bachelor of Arts degree in economics from the University of Calgary.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2012	Attendance at Special Board Meetings During Fiscal 2012	Overall Attendance 2012
Board of Directors	5/5	7/9
Health, Safety and Environment	4/4		91%
Compensation	5/5

Securities Held as at April 19, 2013
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(1)	Meets Ownership Requirement(2)	Common Shares plus DSUs as a Multiple of Ownership Requirement
302,426	4,866	8,132	315,424	$11,279,562	Yes	37

Compensation Received
Fiscal Year	Total Compensation
2012	$296,056
2011	$284,776
2010	$377,651

Other Public Company Boards during the last 5 years
Breaker Energy Ltd.
Cequence Energy Ltd.
Enquest Energy Services Corp.
Legacy Oil & Gas Inc.
Seaview Energy Inc.
Surge Energy Inc.
TriStar Oil & Gas Ltd.
Twin Butte Energy Ltd.
Wild Stream Exploration Inc.
Zapata Energy Corporation

Crescent Point Energy Corp. Information Circular – Proxy Statement

KENNEY F. CUGNET Independent Director Saskatchewan, Canada Age: 67
Since 1963, Ken Cugnet has been the owner and operator of a farm in Weyburn, Saskatchewan, where he lives. He is the president of Valleyview Petroleum Ltd. and Six Bits Resources Inc., both private oil and gas companies, and has worked in the oil and gas industry since 1962. He has been on the board of Crescent Point and its predecessors since 2003.

Mr. Cugnet also serves as a director of Elkhorn Resources Inc. Formerly, he served as director of Tappit Resources Ltd., Starpoint Energy Inc., Mission Oil & Gas Inc., Medora Resources Inc. and Cypress Petroleum Corp. Also, from 1987 to 1992, Mr. Cugnet was a member of the Saskatchewan Surface Rights Arbitration Board.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2012	Attendance at Special Board Meetings During Fiscal 2012	Overall Attendance 2012
Board of Directors	5/5	8/9
Reserves	2/2		96%
Health, Safety and Environment (Chair)	4/4
Corporate Governance and Nominating	3/3
Special Committee	3/3

Securities Held as at April 19, 2013
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(1)	Meets Ownership Requirement(2)	Common Shares plus DSUs as a Multiple of Ownership Requirement
677,447	4,867	8,132	690,446	$24,690,349	Yes	81

Compensation Received
Fiscal Year	Total Compensation
2012	$302,056
2011	$287,026
2010	$391,401

Other Public Company Boards during the last 5 years

Crescent Point Energy Corp. Information Circular – Proxy Statement

D. HUGH GILLARD Independent Director Alberta, Canada Age: 64
Hugh Gillard is the principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. He has worked in the oil and gas industry since 1972, having led companies such as Kelso Energy Inc., PrimeWest Energy Trust and CanWest Gas Marketing Inc. He has also held a number of senior roles with companies such as Ashland Oil Canada, Dome Petroleum Ltd. and Amoco Canada Resources Ltd. Mr. Gillard has been on the board of Crescent Point and its predecessors since 2003.

Mr. Gillard has served as director of the board of Petrowest Energy Services Trust, CanWest Gas  Marketing Inc., Creststreet Power Income Fund, Kelso Energy Inc. and Point North Energy Ltd. He is a past member of the Management Advisory Council for the University of Calgary, past chairman of the board of Hospice Calgary and is currently the chairman of the Calgary Zoological Society. He holds a Bachelor of Commerce degree from the University of Calgary and is a graduate of the Stanford Business School Executive Program.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2012	Attendance at Special Board Meetings During Fiscal 2012	Overall Attendance 2012
Board of Directors	5/5	8/9
Audit	4/4		96%
Compensation (Chair)	5/5
Corporate Governance and Nominating	3/3

Securities Held as at April 19, 2013
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(1)	Meets Ownership Requirement(2)	Common Shares plus DSUs as a Multiple of Ownership Requirement
42,067	5,201	8,132	55,400	$1,981,104	Yes	5

Compensation Received
Fiscal Year	Total Compensation
2012	$302,056
2011	$290,776
2010	$429,431

Other Public Company Boards during the last 5 years
Creststreet Power & Income Fund LP Petrowest Energy Services Trust

Crescent Point Energy Corp. Information Circular – Proxy Statement

GERALD A. ROMANZIN Independent Director Alberta, Canada Age: 54
Gerald Romanzin is an independent Calgary businessman who serves as a director of Petrowest Corporation, Porto Energy Corp. and of Trimac Transportation Ltd. Previously, he held a variety of senior roles with the TSX Venture Exchange, including Executive Vice President and Acting President, and was the Executive Vice President of the Alberta Stock Exchange, prior to its conversion. He has been on the board of Crescent Point and its predecessors since 2004.

Formerly, Mr. Romanzin served as a director of FET Resources Ltd., Ketch Resources Ltd., Ketch Resources Trust, Cadence Energy Inc., Kereco Energy Ltd. and Flowing Energy Corporation. Mr. Romanzin is a Chartered Accountant and he is a member of the Institute of Chartered Accountants of Alberta and holds a Bachelor of Commerce degree from the University of Calgary.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2012	Attendance at Special Board Meetings During Fiscal 2012	Overall Attendance 2012
Board of Directors	5/5	7/9
Audit (Chair)	4/4		92%
Reserves	2/2
Special Committee	4/4

Securities Held as at April 19, 2013
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(1)	Meets Ownership Requirement(2)	Common Shares plus DSUs as a Multiple of Ownership Requirement
10,586	4,866	8,132	23,584	$843,364	Yes	2

Compensation Received
Fiscal Year	Total Compensation
2012	$307,806
2011	$293,526
2010	$389,151

Other Public Company Boards during the last 5 years
Focus Energy Trust
Kereco Energy Ltd.
Petrowest Corporation
Petrowest Energy Services Trust
Porto Energy Corp.
Trimac Transportation Ltd.
Trimac Transportation Services Inc.
Trustee of Trimac Income Fund

Crescent Point Energy Corp. Information Circular – Proxy Statement

SCOTT SAXBERG Non-Independent Director Alberta, Canada Age: 44
Scott Saxberg is the President, Chief Executive Officer and a director of Crescent Point. He was a founder of CPEL in 2001 and has been president of Crescent Point since 2003. Mr. Saxberg has worked in the oil and gas industry since 1992, having held a variety of roles with companies such as Shelter Bay Energy Inc., Wascana Energy Inc., Numac Energy Inc. and Magin Energy Inc.

Mr. Saxberg is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Saxberg previously served on the board of directors of Wild Stream Exploration Inc. and Bellamont Exploration Ltd.  He also serves on the CAPP board of governors and on the CAPP Saskatchewan Executive Policy Group. Mr. Saxberg holds a Bachelor of Science degree in mechanical engineering from the University of Manitoba.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2012	Attendance at Special Board Meetings During Fiscal 2012	Overall Attendance 2012
Board of Directors	5/5	8/9
Health, Safety and Environment	4/4		94%

Securities Held as at April 19, 2013
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(1)	Meets Ownership Requirement(2)	Common Shares as a Multiple of Ownership Requirement
1,128,923	268,176	-	1,397,099	$49,960,260	Yes	28

Compensation Received
Fiscal Year	Total Compensation

Please refer to the Compensation Discussion & Analysis section of this Information Circular.

Other Public Company Boards during the last 5 years
Bellamont Exploration Ltd.
Catapult Energy Small Cap FTS Limited Partnership*
Catapult Energy 2008 FTS Limited Partnership* E4Energy Inc.
Wild Stream Exploration Inc.

*Mr. Saxberg serves or served on the board of directors of the general partner of these publicly traded limited partnerships.

Crescent Point Energy Corp. Information Circular – Proxy Statement

GREGORY G. TURNBULL, QC Non-Independent Director Alberta, Canada Age: 58
Greg Turnbull is a partner with McCarthy Tétrault LLP law firm in the Calgary office. He has worked as a lawyer since 1979, having held a variety of roles with firms such as Gowlings LLP, Donahue LLP and MacKimmie Matthews. He has been on the board of Crescent Point and its predecessors since 2001.

Mr. Turnbull is also a director of Storm Resources Ltd., Heritage Oil plc, Hawk Exploration Ltd., Hyperion Exploration Inc., Porto Energy Corp., Sonde Resources Corp. and Sunshine Oilsands Ltd. Throughout his career, he has served as an officer or director of many public and private companies. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queens University and a Bachelor of Law degree from the University of Toronto.  He is also the Chair of the Calgary Zoo.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2012	Attendance at Special Board Meetings During Fiscal 2012	Overall Attendance 2012
Board of Directors	5/5	9/9
Compensation	5/5		100%
Corporate Governance and Nominating (Chair)	3/3
Special Committee	4/4

Securities Held as at April 19, 2013
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(1)	Meets Ownership Requirement(2)	Common Shares plus DSUs as a Multiple of Ownership Requirement
56,119	4,867	8,132	69,118	$2,471,660	Yes	7

Compensation Received
Fiscal Year	Total Compensation
2012	$301,306
2011	$282,526
2010	$386,151

Other Public Company Boards during the last 5 years
Action Energy Inc.
Flagship Energy Inc.
Heritage Oil Plc
Hyperion Exploration Corp.
Online Energy Inc.
Porto Energy Corp.
Seaview Energy Inc.
Storm Exploration Inc.
Storm Resources Ltd.
Sonde Resources Corp.
Sunshine Oilsands Ltd.

Notes:
(1)	The market value of securities held is calculated using the April 19, 2013 volume weighted average Common Share price on the Toronto Stock Exchange of $35.76.
(2)
The directors are required to own at least ten times their annual retainer in Common Shares and Deferred Share Units ("DSUs"). The annual retainer for the Chairman of the Board is $65,000 and the annual retainer for the other non-employee directors is $30,000.  Each of the directors owns the requisite number of Common Shares to satisfy this share ownership requirement. See "Description of Board of Directors' Compensation – Director Ownership Requirements".

Crescent Point Energy Corp. Information Circular – Proxy Statement

As at April 19, 2013, the Board held a total market value of securities of $111,466,209; individual holdings are outlined above.

Other than as described below, no proposed director: (a) is at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

D. Hugh Gillard

Mr. Gillard was a director of Point North Energy Ltd. ("Point North") from November 2, 2005 until November 22, 2006. In September 2006, Point North filed for, and the Court of Queen's Bench of Alberta granted, an initial order to Point North for creditor protection under the Companies' Creditors Arrangement Act ("CCAA") due to circumstances arising from events that occurred prior to Mr. Gillard being appointed to the Point North board of directors. In September 2007, a successful plan of arrangement was approved by the creditor of Point North and as a result, Point North emerged from CCAA protection.

Gregory G. Turnbull, QC

Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in western Canada. Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter.

Board and Board Committee Meetings

The following table sets forth the Board and Board Committee meetings held during 2012 and the overall attendance at each.  Individual directors' attendance at the Board and applicable Board Committee meetings are provided above under each director's name.

Board/Committee	In-Camera Sessions	Total Meetings	Overall Attendance
Board	5	5	100%
Special Board Meetings	4	9	89%
Audit	4	4	100%
Reserves	1	2	100%
HS&E	nil	4	100%
Compensation	3	5	100%
Corporate Governance and Nominating	3	3	100%
Special Committee Meetings	4	4	100%

Crescent Point Energy Corp. Information Circular – Proxy Statement

Board Skills Matrix and Continuing Education

The Governance Committee ensures that the Board includes members with relevant experience and expertise so that the Board is able to effectively fulfil its mandate.  The skill matrix below shows the experience and expertise that each director nominee brings to our Board.

	Bannister	Colborne	Cugnet	Gillard	Romanzin	Saxberg	Turnbull

Professional Background
Accounting, Finance, Tax				√	√
Communications
Economics & Business	√	√		√	√
Engineering & Technical	√					√
Law and/or Regulatory		√			√		√
Marketing			√	√

Management Role
Active CEO/CFO/Senior Executive		√	√			√
Former CEO/CFO/Senior Executive	√	√		√	√
Business Owner / Entrepreneur	√	√	√	√		√
Business Advisor	√	√	√	√		√
Managing Partner			√				√

Business Segment
Oil & Gas	√	√	√	√	√	√	√
Financial Services/Investment/Banking					√		√
Law / Regulatory		√			√		√
Land and Development			√

Specific Representations
Academics	√
Environmental		√	√			√
Corporate Governance	√	√	√	√			√
Risk Management	√	√	√	√	√	√
Strategic Management	√	√	√	√	√	√	√

Each director is responsible for keeping informed on the Corporation and developments in the industry.  Executive Officers and/or other members of the leadership team assist by providing updates on technical advancements, new resource plays, regulatory changes and/or economic developments facing our business.  The Chief Executive Officer, other Executive Officers and/or other members of the leadership team also regularly communicate with members of the Board on developments in the business, progress towards achieving established goals and other relevant topics.  These presentations, meetings and discussions facilitate the Board’s increased knowledge of the Corporation, providing the Board additional context and knowledge for executing their duties.

Messrs Cugnet, Gillard, Romanzin and Turnbull are members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors.

Below is a table outlining the continuing education activities engaged in by our Board members during 2012:

Continuing Education
Topic	Date	Prepared/Hosted by	Who Attended
Strategic Advantage of Oil and Gas Evaluations in an Unconventional World	February 9, 2012	Accounting firm	Romanzin
Oil and Gas: Cleantech and Innovation	February 9, 2012	Accounting firm	Romanzin
The Changing Trends of M&A in Western Canada	February 9, 2012	Accounting firm	Romanzin
North American Crude Oil Market Transportation	March 14, 2012	Management	All Board members
American Association of Petroleum Geologists Conference	April 22-25, 2012	American Association of Petroleum Geologists	Cugnet
Industry Review	May 1, 2012	Investment Bank	All Board members
Human Resources and Compensation Committee Effectiveness Seminar	May 22, 2012	Institute of Corporate Directors	Romanzin
Southeast Saskatchewan Field Tour	June 2012	Cugnet	Bannister, Gillard, Romanzin, Turnbull
Oil and Gas M&A	October 3, 2012	Accounting firm	Romanzin
The Innovation Imperative: A Roadmap for Oilsands Advancement	October 3, 2012	Accounting firm	Romanzin
Getting Capital Projects Right	October 3, 2012	Accounting firm	Romanzin
Alberta Labour Trends	October 3, 2012	Accounting firm	Romanzin
Disclosure and Governance Seminar	November 20, 2012	Law firm	Romanzin
Director and Officer Insurance	December 5, 2012	Management	All Board members

Crescent Point Energy Corp. Information Circular – Proxy Statement

In addition to the foregoing disclosure, during 2012, Mr Saxberg visited several Crescent Point sites and made presentations at the following conferences: Peters & Co. Limited Energy Conference; Scotia Tight Oil Conference; Barclays CEO Energy-Power Conference; and the Canadian Association of Petroleum Producers Oil and Gas Investment Symposium.

Increase Maximum Number of Directors

The Board is currently comprised of seven directors.  At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass a special resolution, the form of which is set forth below (the "Articles Amendment Resolution"), authorizing  an amendment to our Articles to increase the maximum number of directors the Corporation may have from seven (7) to eleven (11).  We believe that amending our Articles in this way will provide the Corporation with the ability to add additional directors to the Board if an appropriate candidate or candidates are identified in the future as part of our ongoing Board recruitment process.  The text of the Articles Amendment Resolution to be submitted to Shareholders at the Meeting is set forth below:

"BE IT RESOLVED THAT:

1.
The certificate and the articles of incorporation (the "Articles") of Crescent Point Energy Corp. (the "Corporation") are hereby amended to increase the maximum number of directors from seven (7) to eleven (11).

2.
Any director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution."

In order for the foregoing resolution to be passed it must be approved by two-thirds of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

In the absence of contrary directions, the persons named in the enclosed Proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Confirmation of Adoption of Advance Notice By-Law Requirement

Effective April 19, 2013, the Board approved the adoption of a new by-law (the "Advance Notice By-Law") to, among other things, fix a deadline by which shareholders must notify the Corporation of nominations of persons for election to the Board and stipulate that the same information about the proposed nominee as one would have to include in a dissident proxy circular under applicable securities laws must be provided to the Corporation by the deadline.  The Advance Notice By-Law does not affect nominations made pursuant to shareholder proposals or the requisition of a meeting of shareholders, in each case made in accordance with the provisions of the Business Corporations Act (Alberta), and does not apply to the Meeting.  The purpose of the Advance Notice By-Law is to ensure that an orderly nomination process is observed and that shareholders are well-informed about director nominees.  The full text of the Advance Notice By-Law is set forth in Appendix B to this Circular.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the "Advance Notice By-Law Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the adoption of the Advance Notice By-Law. The Board recommends that shareholders vote FOR the Advance Notice By-Law Resolution. The text of the Advance Notice By-Law Resolution to be submitted to Shareholders at the Meeting is set forth below:

"BE IT RESOLVED THAT the advance notice by-law of the Corporation, as set forth in the management information circular of the Corporation dated April 25, 2013, is hereby confirmed without amendment that any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver for and in name of an on behalf of the Corporation all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person's opinion as may be necessary or desirable for the purpose of giving effect to this resolution."

In order for the foregoing resolution to be passed it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

In the absence of contrary directions, the persons named in the enclosed Proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.

Appointment of Auditors of Crescent Point

At the Meeting, Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as auditors of Crescent Point, to hold office until the next annual meeting of Shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.

Management recommends that Shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point.

Unless otherwise directed, the persons named in the enclosed Proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditor of Crescent Point.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation related decisions made by the compensation committee of the Board (the "Compensation Committee") and the Board. The Board has determined that it would be appropriate to hold a non-binding advisory vote on the approach to executive compensation, commonly referred to as a ‘‘say on pay’’ vote, at the Meeting with the intention that this shareholder advisory vote will form an integral part of the Board’s shareholder engagement process around executive compensation.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Crescent Point's approach to executive compensation as set forth in the section entitled ‘‘Report on Executive Compensation - Compensation Discussion and Analysis’’ in this Circular.

As the vote will be an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. Crescent Point will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

The text of the advisory vote on executive pay resolution to be submitted to Shareholders at the Meeting is set forth below:

"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Corporation’s Board of Directors, the shareholders of the Corporation accept the Corporation’s approach to executive compensation disclosed in the management information circular of the Corporation dated April 25, 2013."

Management recommends that Shareholders vote FOR the resolution.

In the absence of contrary directions, the persons named in the enclosed Proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.

Crescent Point Energy Corp. Information Circular – Proxy Statement

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion & Analysis ("CD&A") describes the compensation program applicable to Executive Officers of Crescent Point. For the purposes of this CD&A, "Executive Officers" includes all the executive officers of Crescent Point.  Crescent Point's Named Executive Officers ("NEOs") include the President and Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of Crescent Point who received salary and bonus payments from Crescent Point or a subsidiary thereof exceeding, in aggregate, $150,000 during the year ended December 31, 2012 or each individual who would have been but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year, being the Chief Operating Officer, the Vice President, Finance and Treasurer and the Vice President, Land.

Further, "executive compensation" means base salary, short term and long term incentives, benefits and other compensation.

This CD&A includes:

-	Letter to Shareholders

-	Description of Executive Officer Compensation

•	Compensation philosophy and objectives

•	The roles and responsibilities of the Compensation Committee in determining and approving executive compensation

•	The role of the compensation consultant

•	The approach and process for reviewing executive compensation

•	Competitive market analysis – compensation and performance benchmarking

•	Fixed and variable components of compensation

•	Executive Common Share ownership guidelines

•	Common Share performance and trend in executive compensation

-	Executive Compensation Tables

-	Description of the Board of Directors' Compensation

•	Compensation philosophy

•	Compensation structure

•	Retirement plans for directors

•	Director ownership requirements

•	Board committees and membership

-	Director Compensation Tables

Crescent Point Energy Corp. Information Circular – Proxy Statement

Letter to Shareholders

To Our Fellow Shareholders,

On behalf of the Board, we are pleased to share with you our 2012 Compensation Discussion and Analysis.  This section explains our approach and philosophy to executive compensation and demonstrates how our executive compensation structure aligns with Shareholder interests and promotes strong corporate performance within the framework of Crescent Point's risk management practices.

Beginning in 2010 and through 2011, the Compensation Committee undertook a thorough review of the Corporation's compensation program to ensure it remained both competitive and aligned with the interests of our Shareholders.  During 2011, the Compensation Committee worked extensively with an independent compensation consultant and the Corporation's executive team to review, among other things, industry compensation data and the executive and director compensation plans of competitor companies.  The Compensation Committee also reviewed and considered compensation proposals presented by management.

Following this detailed review process, the Compensation Committee concluded that, given Crescent Point's outstanding historical Shareholder performance, the Corporation's compensation awards are competitive and aligned with Shareholders.  The short term and long term incentive components of our compensation plan reflect and support our corporate strategy to acquire assets, manage risk and develop and exploit our asset base.  The alignment of our compensation program with our corporate strategy will assist in maintaining our corporate focus and the creation of long term Shareholder value.

As a result of our operational and financial achievements in 2012, the Compensation Committee and Board awarded the NEOs above target payouts under the STIP and Performance Share Award components of our compensation program.  For more information on these components of compensation see "Fixed and Variable Elements of Executive Compensation".

2012 President and Chief Executive Officer Performance and Compensation

The Board has evaluated the 2012 performance of Mr. Scott Saxberg, President and Chief Executive Officer, and concluded that his performance exceeded expectations.  Under Mr. Saxberg's leadership, Crescent Point achieved record operational results while maintaining a strong balance sheet and expanded corporate asset base.

In evaluating Mr. Saxberg’s performance, the Compensation Committee and Board considered his personal contributions, the accomplishments of the Corporation, the level of achievement of the goals connected to the STIP and Performance Shares Award components, all described below, as well as the Corporation’s Shareholder return, its return relative to peers and Mr. Saxberg’s compensation relative to our Peer Group.  Under Mr. Saxberg's leadership, Crescent Point achieved strong financial and operational results in 2012: grew production per share-diluted by 12%, reserves per share-diluted by 11%, cash flow per share-diluted by 4%, added two new resource plays, completed three major consolidation acquisitions, added over 50,000 barrels per day of rail capacity while, at the same time, maintaining a strong balance sheet with a debt to cash flow ratio of 1.0 times.  In addition, Crescent Point achieved 91% and 94% of STIP and Performance Share Award goals, respectively. As a result of the performance and benchmarking analysis, the Compensation Committee awarded Mr. Saxberg 92.5% of his STIP target, 178% of his Performance Share Award target, and nil APA, resulting in total compensation of $5.6 million in 2012, 33% lower than 2011.  The Compensation Committee believes that Crescent Point's executive compensation program is working as intended: the multi-faceted components allow the flexibility to reward for good performance in some areas, and at the same time, withhold rewards for under-performing in other areas.

Key Compensation Practices

The compensation plan changes made in 2011 were carried forward into 2012.  In 2012, the performance-based pay components were dependent on the achievement of specific goals approved by the Board.  In addition, Base Restricted Share awards are dependent on individual performance and market conditions.  This compensation structure, in which fixed cash pay is low compared to our Peer Group, results in appropriate pay for performance, which increases with positive Corporation or individual performance, or alternatively, decreases when the Corporation or the individual does not perform to predetermined expectations.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Crescent Point's compensation program is designed to support its overall corporate strategy and business objectives. Executive compensation is designed to appropriately compensate Executive Officers for execution of our corporate strategy, to encourage exceptional short term and long term performance, and to retain top performing Executive Officers while ensuring proper alignment with the interests of Shareholders. The Corporation views the deferred vesting element as an effective compensation practice, as the Corporation needs to preserve Shareholder value through time in order for the Executive Officers to realize a significant portion of their compensation.  The Board and the Compensation Committee are confident that our multi-faceted compensation structure allows appropriate flexibility, including through the exercise of Board discretion, to reward for performance, is aligned with Shareholder interests, and helps ensure we motivate and retain an outstanding executive team, staff and Board who are committed to the continued execution of our corporate strategy.

Non-Binding Advisory Vote on "Say on Pay"

In keeping with the Compensation Committee and Board's goal of staying current with industry governance and compensation trends, the Corporation has instituted a "Say on Pay" policy.  Shareholders will now be casting a non-binding advisory vote on Crescent Point’s approach to executive compensation as outlined in greater detail in the section entitled ‘‘Advisory Vote on Executive Compensation’’ on page 17 of this Circular.  We encourage Shareholders to read the disclosure and to participate in the advisory vote.  As this vote is advisory, it will not be binding upon the Compensation Committee or the Board.  However the Board, and the Compensation Committee in particular, will consider the outcome of the vote as part of its ongoing assessment of executive compensation.

We look forward to seeing you at the annual general and special meeting in Calgary, Alberta, Canada on May 30, 2013.

(signed) "Mr. D. Hugh Gillard"
Chair, Compensation Committee

Crescent Point Energy Corp. Information Circular – Proxy Statement

Description of Executive Officer Compensation

Crescent Point's executive compensation program is designed to support its overall corporate strategy and business objectives. Executive compensation is designed to appropriately compensate our Executive Officers for execution of our corporate strategy, to encourage exceptional performance over the short term and long term, and to retain top performing Executive Officers while ensuring proper alignment with the interests of our Shareholders.

Crescent Point's corporate strategy and business objectives involve three key elements and we rely on all three elements to measure Executive Officer performance and to drive per Common Share growth in reserves, production and cash flow:

•	develop and exploit – increase recovery factors through infill drilling, waterflood optimization and improved technology;

•	acquire – focus on high-quality, large resource-in-place pools with production and reserves upside; and

•	manage risk – maintain a strong balance sheet, significant unutilized bank line capacity and 3½ year hedging program.

Crescent Point, and formerly the Trust, has successfully executed this same business strategy every year since inception.  Crescent Point's executive compensation program is designed to attract, motivate, reward and retain our Executive Officers in continuing to execute our corporate strategy.

Compensation Philosophy and Objectives

Crescent Point's compensation philosophy is to reward employees, including Executive Officers, based on personal contributions to the achievements of Crescent Point. The main objectives of the compensation program are to:

•	attract, motivate, reward and retain high quality individuals to achieve Crescent Point's operational and strategic goals, which goals are firmly aligned with long term shareholder interests;

•	provide all employees with the same compensation components in terms of base salary, short term and long term incentives;

•
ensure adequate long term incentives exist to facilitate retention of high quality personnel. This is achieved by weighting compensation towards ownership of Common Shares and with vesting provisions of Restricted Shares up to three years, rather than to base salary, to ensure proper alignment with Shareholder interests;

•
align individual performance with annual corporate goals and reward performance contributions relative to the attainment of annual corporate goals, allowing for those who contribute to, to share in Crescent Point’s success; and

•	ensure there is a sound mix of fixed, at risk and performance-based pay.

As outlined above, the objectives of Crescent Point's executive compensation program are to attract and retain individuals of high calibre to serve as officers of Crescent Point, to motivate their performance to achieve Crescent Point's strategic objectives and to align the interests of Executive Officers with the long term interests of our Shareholders. These objectives are designed to ensure that Crescent Point continues to grow cash flow, earnings, net asset value, reserves and production on both an absolute basis as well as per Common Share.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Crescent Point's compensation plan is designed to reward employees and Executive Officers at a market competitive level relative to corporate and individual performance achievements, as well as to align with the interests of our Shareholders. Corporate performance is measured on both an absolute basis and relative to our Peer Group on the achievement of financial, operational and balance sheet targets; individual performance is evaluated based on achievement of personal goals; both have an underlying goal to maximize Shareholder value. The Corporation's compensation plan is heavily weighted towards share-based compensation with up to three year vesting periods to ensure alignment with Shareholders and to facilitate retention of high quality personnel.

Executive Officers have fixed and variable components of compensation. The program is intentionally designed to be more heavily weighted towards variable elements of compensation, which are at risk either at the time of award or at the time of payout, reinforcing accountability for corporate and personal performance. This provides Crescent Point with financial flexibility while providing incentive to individuals to outperform expectations. Executive Officers generally receive greater than target compensation in times when Crescent Point exceeds performance goals. Conversely, by having elements of compensation at risk, total compensation is less if Crescent Point does not achieve its goals.

Roles and Responsibilities of the Compensation Committee

The Compensation Committee assumes general responsibility for the overall compensation of employees and Executive Officers. The Compensation Committee’s role is to ensure there is (i) a well defined link between executive compensation and the achievement of the Corporation’s goals, and (ii) rigor in setting corporate goals and assessing performance.  The Compensation Committee, along with the President and Chief Executive Officer (except in respect of the President and Chief Executive Officer), is responsible for the annual review and recommendation to the Board of: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all Executive Officers and directors; (iii) grants of Restricted Shares under the Corporation's Restricted Share Bonus Plan and DSUs under the Corporation’s Deferred Share Unit Plan ("DSU Plan"); and (iv) significant changes in benefit plans. Final approval of all components of compensation rests with the Board.

During 2012, the Compensation Committee was composed of three members: Messrs. Gillard, Colborne and Turnbull.  Mr. Gillard is the Chair of the Compensation Committee and Messrs. Colborne and Gillard are independent directors.  Messrs. Colborne, Gillard and Turnbull are eligible to participate in the Restricted Share Bonus Plan and the DSU Plan. Members of the Compensation Committee have relevant education and experience pertaining to their responsibilities for recommending Executive Officer compensation to the Board for approval. The Compensation Committee uses a formal decision-making process that incorporates proper oversight, benchmarking against our Peer Group, independent advice when warranted, an annual compensation cycle and the use of Board discretion when appropriate.  The Compensation Committee meets at least four times per year.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Role of Compensation Consultant

The Compensation Committee retained Mercer (Canada) Limited ("Mercer") in 2010 to review the competitiveness of the Corporation's compensation policies. The Mercer study indicated that the Corporation's historical compensation has been directionally aligned with the strong historical performance of the Corporation.

Mercer continued to be engaged in 2011 to assist in reviewing all compensation plans, including those for Executive Officers and directors, to ensure continued competitiveness and appropriate reward for performance going forward. Decisions made by the Compensation Committee may reflect factors and considerations other than information and recommendations provided by Mercer. During 2012, Mercer was paid a total of $21,571 for Mercer Total Compensation Survey data.  Mercer did not provide any other services to the Corporation in 2012. The following table provides a summary of fees paid to Mercer:

	Executive Compensation-Related Fees ($)	All Other Fees ($)
2012	-	21,571
2011	226,719	-

Approach and Process for Reviewing Executive Officer Compensation

The Compensation Committee is independent, knowledgeable of the industry and pay practices, and is fully engaged in the compensation review process.  The Compensation Committee reviews Executive Officer compensation on an annual basis, which involves a detailed review of corporate and individual performance and market compensation data. The Compensation Committee reviews both the fixed and variable elements, and also considers Executive Officer total compensation levels.

In respect of the President and Chief Executive Officer’s annual compensation review, the Compensation Committee analyzes corporate and individual performance as well as the market compensation data.  The Compensation Committee then recommends the compensation to be paid to the President and Chief Executive Officer to the Board for approval.  In respect of the other Executive Officers, the President and Chief Executive Officer formally submits recommendations to the Compensation Committee.  After review and consideration of these recommendations, the Compensation Committee recommends the compensation to be paid to the other Executive Officers to the Board for approval.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Competitive Market Analysis – Compensation and Performance Benchmarking

The Compensation Committee reviews compensation practices in peer organizations when establishing the compensation plan for Executive Officers. As our Calgary headquarters are in a city dominated by competitive energy companies, our peers range in size in terms of revenue, assets, cash flow, level of capital expenditures, operating expenses, number of employees, general and administrative expenses and daily production levels. The following companies, our "Peer Group", were used in the competitive market analysis for 2012 compensation of the Executive Officers:

-           ARC Resources
-           Baytex Energy Corp
-           Bonavista Energy Corporation
-           Canadian Natural Resources Ltd.
-           Cenovus Energy Inc.
-           EnCana Corporation
-           Enerplus Corporation
-           Husky Energy Inc.
-           NAL Resources Management Limited
-           Nexen Inc.
-           Pengrowth Energy Corporation
-           Penn West Exploration
-           PetroBakken Energy Ltd.
-           Peyto Exploration & Development Corp.
-           Progress Energy Resources Corp.
-           Suncor Energy Inc.
-           Talisman Energy Inc.
-           Vermilion Energy Inc.

The Compensation Committee compares the compensation of Crescent Point's Executive Officers to that of the Peer Group as one factor in determining their compensation, as it is important that Compensation Committee ensure that compensation paid to high-performing individuals is competitive in the market.  However, to ensure that our Executive Officer compensation is aligned with Shareholder interests, there are several compensation components within our plan that are performance-based and settled in deferred equity of the Corporation.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Fixed and Variable ( Performance-based and at risk) Components of Compensation

The following table outlines the compensation components available to all our employees, including Executive Officers:

	Compensation Component	Form	Vesting Period	Measurement	Key Features
Fixed	Base Salary	Cash	N/A	- Target is 25th percentile of peer group salary levels	- Provides a regular cash component of total compensation and certainty of compensation

Variable (at risk or performance-based )	Short Term Incentive Plan ("STIP")	Cash	N/A	- Executive Officer target is 50% of base salary - Actual payout determined on achievement of specific goals: • 50% financial process goals • 50% business process goals
-  Rewards the achievement of key corporate and individual goals
-  Executive Officer payouts may range from 0% to 100% of base salary, dependent on corporate and individual performance
-  2012 STIP was paid in January and March 2013

Restricted Share Bonus Plan
- Strong alignment between compensation and Shareholder interests
- Delayed vesting promotes retention and longer term performance
- See "Restricted Share Bonus Plan" for a detailed description of the Plan

Base Restricted Shares
	Initial Grant	Restricted Shares	Vests one third each year over three years	- Is a component of base compensation along with base salary and STIP; base compensation target is 75th percentile of peer group total compensation level	- Represents the first grant of Restricted Shares
	Cliff Grant	Restricted Shares	Vests on third year anniversary after grant	- Is a component of base compensation along with base salary and STIP; base compensation target is 75th percentile of peer group total compensation level	- Represents additional grants of Restricted Shares (after the initial grant) - Subject to annual review of individual performance, market conditions and peer group comparisons
Incentive Restricted Shares
	Performance ShareAward	Restricted Shares	Vests one third in April, July and October in the year following performance period
-  Individual target is 50% of annual cliff grant
-  Actual payout determined on achievement of specific goals:
• 25% financial execution
• 25% per share growth and balance sheet
• 25% five year plan execution
• 25% industry benchmarks

- Actual payouts may range from 0% to 100% of target value, dependent on corporate and individual performance - 2012 Performance Share Award will vest in April, July and October 2013
	AnnualPerformanceAward ("APA")	Restricted Shares	Vests over a three year period following grant	- Total award is calculated as 2.5% of shareholder value appreciation in fiscal year	- Individual awards are discretionary dependent on individual performance - 2012 APA was nil

Target base compensation, which includes Base Salary, STIP and Base Restricted Shares, is set at the 75th percentile of similar positions in our Peer Group, although STIP and Base Restricted Share awards are also dependent on both individual and corporate performance.  Incentive Restricted Share awards under the Corporation’s Performance Share Award and APA provide employees an opportunity to increase their total compensation above the 75th percentile when they personally contribute to the achievement of set performance goals and when the Corporation achieves a positive annual shareholder return.  Our overall compensation program also takes into consideration the fact that, unlike some in our Peer Group, Crescent Point does not provide a pension to its Executive Officers.

Crescent Point Energy Corp. Information Circular – Proxy Statement

(i)           Base Salary

Base salary provides a fixed level of income to Executive Officers for the scope and mandate of their role.  While an Executive Officer's relevant skills, experience and performance are considered when setting their base salary, the base salary target is set at the 25th percentile of similar positions in our Peer Group.  Base salary is reviewed annually and adjustments can be made for inflation, change in accountabilities or to remain competitive in the marketplace.

(ii)           Short Term Incentive Plan

Our STIP is an annual bonus paid in cash.  The purpose of the STIP component of our compensation program is to incentivize employees to achieve defined goals that are controllable and designed to improve the Corporation’s execution of business processes. The total award under the STIP depends on the goal achievement level, and the award allocated to individual Executive Officers is dependent on their personal performance, at Board discretion in consultation with the President and Chief Executive Officer.  The result is a direct link between pay and performance:  an Executive Officers' award under the STIP depends on their personal contribution towards the achievement of defined goals.

An individual’s STIP component is targeted at an amount that helps attain base compensation, which includes base salary and base restricted shares, up to the 75th percentile in our Peer Group.  Employees at senior levels in the organization have a greater portion of STIP pay at risk in recognition of their increased influence on results: Executive Officers’ target for the STIP component is 50% of base salary, with an opportunity range up to 100% of base salary, at Board discretion.

The 2012 STIP award was based on the achievement of key financial and business process goals designed to improve the Corporations’ execution and make Crescent Point a stronger company. While the achievement of many of these goals had a direct and immediate impact on the Corporations’ key performance indicators, other goals are key to better position the Corporation’s execution of its business strategy and enhance shareholder value over the longer term.  Crescent Point managers, Executive Officers and the Board contributed to the goal-setting process, with the Board having final approval.

There were two key elements of the 2012 STIP:  Financial and Business Process (each with a 50% weighting)

•	Financial Process: 8 goals (50% weighting)

-	Execute an efficient financing strategy in both Canada (bonds, equity, bank line) and the United States; and

-
Improve production volume and capital spending estimates, monitor financial impact of projects (blending, tank and rail initiatives), improve marketing reporting, and exploit vendor early-payment discounts.

>	Achievement: 88% (7/8 Financial goals met)

•	Business Process: 23 goals (50% weighting)

-	Commission rail facility, secure services to execute development program

-	Apply relevant technology/learnings to our newer resource plays and perform full cycle economic reviews;

-	Improve communication (quarterly staff updates, technical day, organizational structure review);

Crescent Point Energy Corp. Information Circular – Proxy Statement

-	Implement system to enhance Environment, Health and Safety compliance and best practices;

-	Improve data quality and reporting (well data, land expiries);

-	Increase Authorization for Expenditure approval rate to proactively manage capital expenditures and partner risks; and

-	Improve quality and timeliness of deliverables to Compensation Committee.

>	Achievement: 95% met (22/23 Business Process goals met)

The corporate achievement of the 2012 STIP goals is summarized as follows:

	Number of Objectives	Number Achieved	Percentage Achieved	Goal Weighting	Weighted Results
Financial Process	8	7	88%	50%	44%
Business Process	23	22	95%	50%	47%
Overall				100%	91%

The corporate achievement of the goals was monitored by a committee consisting of a cross-functional team of managers and the Chief Financial Officer; progress was reported to the Board on a regular basis and the Board approved the final goal achievement levels.  After a full assessment of the level of achievement of the STIP goals and the level of individual performance contributing to the attainment of those goals, the Board approved a NEO STIP award, in total, at 98% of the opportunity range in recognition of the outstanding performance on several goals.  The 2012 STIP award was paid in two instalments, in January and March of 2013.

(iii)           Base Restricted Shares

Upon commencing employment with Crescent Point, new employees receive an initial Restricted Share grant  which vests and becomes available for redemption as to one-third of the grant on each of the first, second and third anniversaries of the grant date (an "Initial Grant").  An individual’s Initial Grant is targeted at an amount that helps attain base compensation, which also includes base salary and STIP, up to 75th percentile in our Peer Group.  The purpose of the Initial Grant is to attract and retain high quality personnel and ensure alignment with Shareholder interests.

After the first year anniversary of employment with Crescent Point, employees are eligible to receive a Restricted Share grant which will vest on the third anniversary of the grant date (a "Cliff Grant").  Cliff Grants are awarded annually at the Board's discretion. As with Initial Grants, Cliff Grants are targeted at an amount that helps attain base compensation up to the 75th percentile in our Peer Group, however, awards are also dependent on personal performance and Crescent Point’s Common Share price.  The purpose of Cliff Grants is to encourage performance that aligns with Shareholder interests over the long term and to retain high quality personnel.

(iv)           Performance Share Award

The Performance Share Award is an annual bonus paid in the form of Restricted Shares with a six month vesting profile.  The purpose of the Performance Share Award is to incentivize employees to achieve defined goals that relate to key indicators of financial, operational and execution strength, as well as how Crescent Point’s performance benchmarks against our Peer Group. The total Performance Share Award depends on the achievement level of specified goals, and the Performance Share award allocated to individual Executive Officers is dependent on their personal performance, at Board discretion in consultation with the President and Chief Executive Officer.  This results in a direct link between pay and performance. This variability is intended to ensure that Executive Officer compensation, as with all employees, is higher when Crescent Point outperforms, and lower if Crescent Point underperforms.

Crescent Point Energy Corp. Information Circular – Proxy Statement

An individual’s Performance Share Award component is targeted at one-sixth of their Initial Grant or one-half of their Cliff Grant for a new or continuing employee, respectively.  In 2012, the Executive Officers’ target opportunity range for Performance Shares is half of their 2012 Cliff Grant, subject to Board discretion.  The Performance Share Award is also designed to provide an element of variable pay necessary to keep an Executive Officer's total compensation at a market competitive level.  The Restricted Shares granted under the Performance Share Award vests in the year following the relevant performance period once final goal achievement levels are determined, as follows:  a third of the award vests on each of April 1, July 1 and October 1; this six month vesting profile allows for alignment with Shareholder interests and provides a means to retain high quality personnel.

The 2012 Performance Share Award was based on the achievement of goals in four key areas, each weighted 25%:  financial execution, per share growth and balance sheet, five year plan execution and industry benchmarking.  These goals are key indicators for Crescent Point’s performance, both on an absolute basis and relative to the Peer Group. Twenty five percent of the Performance Share Award, industry benchmarking, is dependent on how Crescent Point performs against the Peer Group on seven different measures.  Crescent Point has chosen the same list of companies, the Peer Group, to evaluate compensation levels as well as corporate performance, since we all compete in the same industry for both human and financial capital.  Executive Officers and the Board contributed to the goal-setting process, with the Board having final approval.  Achievement of the goals was monitored by the Chief Financial Officer and progress was regularly reported to the Board; the Board ultimately approved the final goal achievement level.

The 2012 Performance Share Award was based on the corporate achievement of the goals detailed below:

	Target	Result	Weighting	Achieved
FINANCIAL
Transportation costs	<$2.00/boe	$1.83	5.00%	5.00%
Operating Expense	<$12.00/boe	$11.65	5.00%	5.00%
G&A costs	<$1.70/boe	$1.30	5.00%	5.00%
Interest costs hedge	<5.25%	5.02%	5.00%	5.00%
Recycle ratio	>2x	2.4x	5.00%	5.00%

PER SHARE GROWTH AND BALANCE SHEET
Production per share growth(1)	>3.25%	12.2%	6.25%	6.25%
Reserves per share growth(2)	>2%	10.2%	6.25%	6.25%
Debt to cash flow ratio	<1.0	1.0	6.25%	6.25%
Payout ratio	<58%	58%	6.25%	6.25%

FIVE YEAR PLAN EXECUTION
Production per share vs. 5-year plan	>274.5 ($90 WTI); >275.2 ($100 WTI)	298 ($94.19 WTI)	8.33%	8.33%
Cash flow per share vs. 5-year plan	>4.59 ($90 WTI); >4.90 ($100 WTI)	4.83 ($94.19 WTI)	8.33%	8.33%
2012 Return vs. board presentation	>9.8% ($90 WTI); >10.1% ($100 WTI)	18.3% ($94.19 WTI)	8.33%	8.33%

INDUSTRY BENCHMARKS(3)
2012 Return vs. Peer Group*	1st Quartile	2nd Quartile (-10.1%)	9.38%	7.03%
3-year return vs. Peer Group*	1st Quartile	2nd Quartile (16.2%)	9.38%	7.03%
2012 Cost of capital vs. Peer Group(1)	1st Quartile	1st Quartile (8.6x)	1.25%	1.25%
2012 Production per share growth vs. Peer Group(1)	1st Quartile	1st Quartile (12.2%)	1.25%	1.25%
2012 Reserves per share growth vs. Peer Group(2)	1st Quartile	1st Quartile (10.2%)	1.25%	1.25%
2012 Recycle ratio vs. Peer Group	1st Quartile	3rd Quartile (2.4x)	1.25%	0.31%
2012 Debt to cash flow vs. Peer Group	1st Quartile	1st Quartile (1.0)	1.25%	1.25%
			100.00%	94.38%
Summary
Financial			25.00%	25.00%
Per Share Growth and Balance Sheet			25.00%	25.00%
Five Year Plan Execution			25.00%	25.00%
Industry Benchmarks			25.00%	19.38%
Total			100.00%	94.38%

Notes:
(1)	Based on annual weighted average fully diluted shares outstanding.
(2)	Based on year end basic shares outstanding.
(3)	For Peer Group 1st quartile performance = 100%*, 2nd = 75%, 3rd = 25%, and 4th = 0%.
* denotes a target with a 1.5x multiplier for 1st quartile performance.

Crescent Point Energy Corp. Information Circular – Proxy Statement

After a full assessment of the level of corporate achievement of the Performance Share Award goals and the level of individual performance contributing to the attainment of those goals, the Board exercised their discretion and approved a NEO Performance Share Award, in total, at 136% of the opportunity range due to the outstanding performance on several goals.  The Restricted Shares granted pursuant to the 2012 Performance Share Award vest in 2013:  a third on each of April 1, July 1 and October 1.

 (v)           Annual Performance Award

The Annual Performance Award ("APA") is an annual bonus paid in the form of Restricted Shares with a three year vesting profile. The purpose of the APA is to incentivize employees to align their behaviours with Shareholders’ interests, as the total APA depends on the Shareholder gain during the performance period.  While the Board has ultimate discretion over the amount of the award, it is calculated as 2.5% of Shareholder gain, being the annual change in the volume weighted average Common Share price for the 15 days ended December 31, plus dividends paid, multiplied by the number of Common Shares issued and outstanding as at the beginning of the year.  The APA allocated to individual Executive Officers is dependent on their personal performance – specifically their contributions to achieving the STIP and Performance Share Award goals, and is at Board discretion.

The APA grant for the 2012 Performance Period was nil, as the December 2012 Common Share price of $37.29 plus dividends paid of $2.76 was below the December 2011 Common Share price of $43.86, a net decrease of 9%. The opening APA share price for the 2013 performance period has been set at $37.29 per Common Share and the potential APA grants to Executive Officers of the Corporation in 2013 will  be reduced by 9% to take into account the performance of the Corporation’s Common Shares during 2012.

(vi)           Deferred Share Unit Plan

Executive Officers are eligible to participate in the Corporation's DSU Plan.  Each DSU represents a notional share of Crescent Point and when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.  See "Description of Board of Director Compensation Program" for further details. During 2012, no Executive Officers received compensation in the form of DSUs.

(vii)           Benefits, Perquisites and Other Compensation

These benefits include parking, health benefits plan and insurance premiums.

(viii)           Board Discretion

The Board retains its ability to exercise discretion over all compensation matters.

Pension Plans

Neither Crescent Point nor any of its subsidiaries have any pension plans or other forms of retirement compensation for its Executive Officers.

Retirement Vesting Program

In 2013, the Board approved a Retirement Vesting Program whereby eligible employees, who are 55 years or older and have seven or more years of continuous full time employment with Crescent Point and who have provided Crescent Point with at least one year notice in advance of retirement, their unvested Restricted Shares, granted after April 1, 2013, will not automatically terminate upon retirement if they fully comply with the Retirement Vesting Program.  Executive Officers are not eligible to participate in the Retirement Vesting Program.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Executive Share Ownership

Mr. Saxberg is required, as Chief Executive Officer, to own at least three times his base salary in Common Shares which would require him to own, as at April 19, 2013, approximately 40,269 Common Shares. Mr. Saxberg significantly exceeds this requirement and currently owns 1,128,923 Common Shares.

Common Share performance and trend in executive compensation

The following graph illustrates changes from January 1, 2008 to December 31, 2012, in cumulative Shareholder return, assuming an initial investment of $100 on January 1, 2008 in Trust Units of the Trust with all cash distributions prior to the Conversion Arrangement, and dividends after the Conversion Arrangement, reinvested, compared to the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Energy Total Return Index.  The Corporation is presently an S&P/TSX 60 company.

Period	Jan. 1/08	Dec. 31/08	Dec. 31/09	Dec. 31/10	Dec. 31/11	Dec. 31/12
Crescent Point Energy Corp. Total Return	100.00	106.76	179.40	209.24	229.26	206.66
S&P/TSX Composite Total Return Index	100.00	67.00	90.48	106.41	97.14	104.13
S&P/TSX Capped Energy Total Return Index	100.00	64.22	90.90	101.55	86.51	82.34

Crescent Point Energy Corp. Information Circular – Proxy Statement

Over the past five years Crescent Point significantly outperformed the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Energy Total Return Index.

The NEO Total Compensation Index shows the change in total NEO compensation indexed at 100 to provide a clear picture of the trend compared to Shareholder return.  Crescent Point’s NEO Total Compensation Index aligns with total Shareholder return over the past two years.

Period	Dec. 31/09	Dec. 31/10	Dec. 31/11	Dec. 31/12
Crescent Point Energy Corp. Total Return	100.00	114.88	121.82	112.78
S&P/TSX Composite Total Return Index	100.00	117.61	107.36	115.08
S&P/TSX Capped Energy Total Return Index	100.00	111.71	95.17	90.58
NEO Total Comp Index	100.00	79.11	78.01	50.07
NEO Total Comp ($ millions)	33.4	26.4	26.1	16.7

Executive Compensation Tables

The following table provides a summary of compensation earned during the years ended December 31, 2012, 2011 and 2010 by Crescent Point's President and Chief Executive Officer, the Chief Financial Officer and for the next three most highly compensated executive officers of Crescent Point who received salary and bonus payments from Crescent Point or a subsidiary thereof exceeding, in aggregate, $150,000 during the year ended December 31, 2012 or each individual who would have been but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year (the "Named Executive Officers" or "NEOs").

Crescent Point Energy Corp. Information Circular – Proxy Statement

Executive Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary(1) ($)	Share-based awards(2)(3)(4) ($)	Option-based awards ($)	Annual incentive plans ($)	Long term incentive plans	Pension value ($)	All other compensation(5) ($)	Total compensation ($)

Scott Saxberg(6) President and Chief Executive Officer	2012 2011 2010	386,900 386,900 371,000	4,852,923 7,688,777 8,102,379	- - -	337,625 292,000 200,000	- - -	- - -	7,018 7,014 7,067	5,584,466 8,374,691 8,680,446

Gregory Tisdale(7) Chief Financial Officer	2012 2011 2010	291,500 291,500 280,900	2,626,876 4,469,881 4,988,022	- - -	260,000 220,000 155,000	- - -	- - -	7,018 7,014 7,067	3,185,394 4,988,395 5,430,989

C. Neil Smith(8) Chief Operating Officer	2012 2011 2010	275,600 275,600 265,000	2,545,372 4,451,538 4,103,249	- - -	260,000 210,000 135,000	- - -	- - -	4,378 4,374 4,427	3,085,350 4,941,512 4,507,676

Tamara MacDonald(9) Vice President, Land	2012 2011 2010	238,500 238,500 227,900	2,125,167 3,881,347 4,005,125	- - -	220,000 180,000 140,000	- - -	- - -	7,018 7,014 7,067	2,590,685 4,306,861 4,380,092

Kenneth Lamont(10) Vice President, Finance and Treasurer	2012 2011 2010	217,300 217,300 206,700	1,842,098 3,072,085 3,101,737	- - -	220,000 164,000 125,000	- - -	- - -	7,018 7,014 7,067	2,286,416 3,460,399 3,440,504
Notes:
(1)	Amounts reflect base salary plus 6% savings.
(2)
Amounts reflect the grant date fair value of the Restricted Shares granted to each Named Executive Officer, computed in accordance with International Financial Reporting Standards 2 Share-based Payment ("IFRS 2"). Crescent Point calculates the grant date fair value as the one-day volume weighted average price of the underlying Common Shares on the date of grant.  Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements.  Restricted Shares vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years except for certain alternate vesting provisions.  Also in accordance with IFRS 2, the fair value of the Restricted Shares are amortized in the financial statements over the applicable service period.

(3)
Under the Restricted Share Bonus Plan, while a Restricted Share is outstanding, an amount accrues in respect of such Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per Common Share (the "Dividend Amount") during such period.  The Board has elected to cause the Corporation to pay out Dividend Amounts on all outstanding Restricted Shares concurrently with the payment of the applicable dividends on the Corporation's Common Shares. Dividend Amounts paid to Named Executive Officers are disclosed in the year they are paid.  Please see the "Incentive Plan Awards – Value Vested or Earned During the Year" table contained herein for details of such payments.

(4)	The share based award values for 2011 and 2010 were overstated in the information circular for our 2012 annual meeting, which overstatements have been corrected in this table.
(5)	All other compensation includes parking, health benefits plan and insurance premiums.
(6)
Mr. Saxberg was appointed as President and Chief Executive Officer of Crescent Point on July 2, 2009. Prior thereto, Mr. Saxberg was President and Chief Operating Officer of CPRL (a former administrator of the Trust) from September 5, 2003 to November 10, 2004 after which he was President and Chief Executive Officer of CPRL and, subsequently, CPRI (a former administrator of the Trust) until July 2, 2009.

(7)
Mr. Tisdale was appointed Chief Financial Officer of Crescent Point on July 2, 2009. Prior thereto, Mr. Tisdale was appointed Chief Financial Officer of CPRL on October 1, 2004 and became Chief Financial Officer of CPRI on February 26, 2007.

(8)
Mr. Smith was appointed Chief Operating Officer on March 13, 2013.  Prior thereto, Mr. Smith was Vice President, Engineering and Business Development of Crescent Point from July 2, 2009 to March 12, 2013. Prior thereto, Mr. Smith was appointed Vice President, Engineering and Business Development of CPRL on August 1, 2003 and held that office with CPRL and, subsequently, CPRI until July 1, 2009.

(9)
Ms. MacDonald was appointed Vice President, Land of Crescent Point on July 2, 2009. Prior thereto, Ms. MacDonald was appointed Vice President, Land of CPRL on October 1, 2005 and became Vice President, Land of CPRI on February 26, 2007.

(10)
Mr. Lamont was appointed Vice President, Finance and Treasurer of Crescent Point effective January 1, 2010. Prior thereto, Mr. Lamont was Controller and Treasurer of Crescent Point from 2005 to December 31, 2009.

Pay Mix

The majority of compensation paid to our Named Executive Officers is at risk and performance-based.  Performance-based compensation components awards are directly linked to meeting goals, outperforming peers and creating shareholder value.  Crescent Point’s performance-based compensation components include STIP, the Performance Share Award and APA.  The pay mix awarded to the Corporation's Named Executive Officers for the past three years is outlined in the table below.  Over the past three years, a significant portion of the Named Executive Officers’ compensation, including 45% for the President and Chief Executive Officer in 2012, was performance-based.  Base Restricted Shares are considered at risk  due to the deferral of value for three years;  note, however, the Board does exercise discretion based on personal performance, corporate performance, Common Share price and Shareholder return when awarding Base Restricted Shares.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The values presented below are as a percentage of Total Compensation presented in the Executive Compensation Table.

Pay Mix Table

Performance-based
		Fixed		At Risk
Name and Principal Position	Performance Period	Salary	Other(1)	Base Restricted Shares	STIP	Performance Shares	APA(2)	Total Performance Based	Total At Risk

Scott Saxberg President and Chief Executive Officer	2012 2011 2010	7% 5% 5%	- - -	48% 48% 43%	6% 4% 2%	39% 16% -	- 27% 50%	45% 47% 52%	93% 95% 95%

Gregory Tisdale Chief Financial Officer	2012 2011 2010	10% 6% 6%	- - -	53% 49% 44%	8% 5% 3%	29% 17% -	- 23% 47%	37% 45% 50%	90% 94% 94%

C. Neil Smith Chief Operating Officer	2012 2011 2010	9% 6% 6%	- - -	53% 49% 50%	8% 4% 3%	30% 18% -	- 23% 41%	38% 45% 44%	91% 94% 94%

Tamara MacDonald Vice President, Land	2012 2011 2010	10% 6% 6%	- - -	55% 53% 49%	8% 4% 3%	27% 18% -	- 19% 42%	35% 41% 45%	90% 94% 94%

Kenneth Lamont Vice President, Finance and Treasurer	2012 2011 2010	10% 7% 7%	- - -	53% 54% 51%	10% 5% 4%	27% 18% -	- 16% 38%	37% 39% 42%	90% 93% 93%
Notes:
(1)	Other represents perquisites.
(2)	The APA for the 2012 performance period was nil.

Incentive Plan Awards

Incentive Plan Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year is pursuant to vested Restricted Shares issued under Crescent Point's Restricted Share Bonus Plan and are valued at the fair market value on vest date.  The non-equity incentive plan compensation value earned in the year is Crescent Point's STIP component.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year ($)

Scott Saxberg President and Chief Executive Officer	-	11,290,481	337,625

Gregory Tisdale Chief Financial Officer	-	6,904,868	260,000

C. Neil Smith Chief Operating Officer	-	6,211,411	260,000

Tamara MacDonald Vice President, Land	-	5,665,663	220,000

Kenneth Lamont Vice President, Finance and Treasurer	-	4,188,225	220,000
Note:
(1)	These amounts include Dividend Amounts paid to the applicable Named Executive Officer on Restricted Shares held by such Named Executive Officer.

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding Restricted Shares issued under the Restricted Share Bonus Plan as at December 31, 2012 for each of the Named Executive Officers is noted in the table below, and are valued at $37.29 per Common Share, calculated as the 15 day volume weighted average ending December 31, 2012.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (1)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Scott Saxberg President and Chief Executive Officer	-	-	-	-	311,473	11,614,828	-

Gregory Tisdale Chief Financial Officer	-	-	-	-	188,117	7,014,883	-

C. Neil Smith Chief Operating Officer	-	-	-	-	168,631	6,288,250	-

Tamara MacDonald Vice President, Land	-	-	-	-	151,243	5,639,851	-

Kenneth Lamont Vice President, Finance and Treasurer	-	-	-	-	116,373	4,339,549	-
Notes:
(1)
Excludes the share-based awards issued in 2013 pursuant to the 2012 Performance Share Award.  The APA for the 2012 Performance Period was nil.  See "Annual Performance Award" and "Performance Share Award".

(2)	Calculated at 15 day volume weighted average ending December 31, 2012 of $37.29 per Common Share.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Employment Contracts and Termination of Employment and Change of Control Benefits

An executive employment agreement is in place with the President and Chief Executive Officer. The agreement includes change of control provisions with a "double trigger", whereby in the event of a Change of Control (as defined in the agreement and summarized below) and upon termination of employment or for Good Reason (as defined in the agreement and summarized below), the President and Chief Executive Officer shall have the right to receive a lump sum payment equal to 2.5 times the aggregate of the President and Chief Executive Officer's: (i) base salary (for 2013) of $480,000 per year (less required deductions); (ii) 15% of the base salary in lieu of lost benefits (less required deductions); and (iii) an amount equal to the average annual cash bonus earned under the Corporation's STIP component received by the President and Chief Executive Officer in the three (3) financial years ended immediately prior to the termination of employment.

The agreement defines a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of (A) more than 50% of the outstanding Common Shares of Crescent Point; or (B) more than 33 1/3% of the outstanding Common Shares of Crescent Point and the election or appointment by such person or persons of their nominees as a majority of the Board; or (ii) the sale of all or substantially all of the assets of the Corporation. Notwithstanding the foregoing, a Change of Control shall not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the President and Chief Executive Officer's termination of employment. In addition, the agreement defines "Good Reason" as, unless consented to in writing by the President and Chief Executive Officer, any action which at common law constitutes constructive dismissal of the President and Chief Executive Officer including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the President and Chief Executive Officer; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the President and Chief Executive Officer's benefits, salary, plans and programs; (iv) the Corporation fails to pay, when due, a material amount payable by it to the President and Chief Executive Officer pursuant to the agreement; or (v) a reallocation of a material responsibility from the President and Chief Executive Officer to the Board or a Board member.

Under the employment agreement, following termination, including due to a Change of Control, the President and Chief Executive Officer may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the Corporation.

If a Change of Control and the termination of employment of the President and Chief Executive Officer had occurred as at December 31, 2012, the President and Chief Executive Officer would have been entitled to a payment of $1,841,042 pursuant to his executive employment agreement.

The Corporation does not have executive employment agreements in place with any of the other Named Executive Officers.

Under the Restricted Share Bonus Plan of the Corporation, in the event of a "change of control" of Crescent Point (as defined in such plan), all unexercised Restricted Shares shall become available for redemption by the Participant within a specified time period, and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed by the Participant.

Additionally, in the event a Participant resigns, retires (subject to participation in the Retirement Vesting Program), or is terminated for any reason other than cause, any Restricted Shares granted to such Participant under the  Restricted Share Bonus Plan which have not vested at the applicable effective time shall terminate and such Participant shall have a specified time period to redeem any such vested Restricted Shares, and if not, redeemed within such time period, shall have been deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The following table sets forth information with respect to the estimated dollar amount that each Named Executive Officer discussed herein would have been entitled to under the provisions of the Restricted Share Bonus Plan if an event resulting in the termination of employment or a change of control had occurred on December 31, 2012.

Name	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Change of Control ($)(1)	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Termination of Employment for Any Reason

Scott Saxberg President and Chief Executive Officer	11,614,828	Nil

Gregory Tisdale Chief Financial Officer	7,014,883	Nil

C. Neil Smith Chief Operating Officer	6,288,250	Nil

Tamara MacDonald Vice President, Land	5,639,851	Nil

Kenneth Lamont Vice President, Finance and Treasurer	4,339,549	Nil
Notes:
(1)	Calculated using the 15 day volume weighted average price ending December 31, 2012 of $37.29 per Common Share.
(2)	Each NEO had redeemed all of his or her vested Restricted Shares as at December 31, 2012.

DIRECTORS' COMPENSATION

Description of Board of Directors' Compensation

Compensation Philosophy

The Board is responsible for directors' compensation philosophy and has delegated the review and administration of the directors' compensation program to the Compensation Committee.  This compensation program is designed to attract and retain well qualified directors with the appropriate skills and experience to meet the needs of a dynamic energy company.  The compensation of Crescent Point's directors takes into consideration the following factors in addition to the individual skills and business experiences of the individual directors:

•	Significant growth through strategic corporate and asset acquisition program;
•	Crescent Point is active in both debt and equity capital markets to source financing for acquisition and capital development programs;
•	Regular risk management oversight to assist the Corporation to maintain a strong balance sheet and maintain a regular dividend;
•	Complexities from operations in multiple resource plays in Canada and the United States; and
•	Comparison of market competitive data for directors' compensation.

For 2012, the compensation of our non-employee directors included cash retainers and meeting fees, Base Restricted Share grants and DSU grants.  We believe this compensation structure promotes strong director engagement in an unbiased environment whereby compensation is not impacted by individual director decisions.  Our director compensation is not incentive-based; directors do not participate in the STIP, Performance Share Award or APA compensation plan components. The use of the DSUs creates alignment with Shareholder interests without emphasis on short term share price performance.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Compensation Structure for Non-employee Directors

In 2012, the Compensation Committee reviewed the compensation paid to directors against the Peer Group.  For 2012, the non-employee director compensation package consisted of an annual cash retainer, committee chair cash retainers, cash meeting attendance fees, Restricted Shares and DSUs.

Cash Compensation Structure for Non-employee Directors

The cash compensation structure for non-employee directors during 2012 is outlined in the following table:

Cash Compensation Structure for Non-employee Directors
Retainers and Fees
Annual Retainer
Chairman	$65,000
Board Member	$30,000
Annual Committee Chair Retainer
Audit	$12,500
Reserves	$6,000
Health, Safety and Environment	$6,000
Compensation	$6,000
Corporate Governance and Nominating	$6,000
Board and Committee Meeting Fees
In person	$1,500
Via telephone	$750

Fees are paid on a quarterly basis. Directors were also entitled to be compensated for out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings.  All compensation by way of annual retainer or meeting fee that was earned by directors for acting in such capacity for the Performance Period is contained herein.

Share-based Compensation for Non-employee Directors

During the year ended December 31, 2012, six non-employee directors were granted DSUs and Restricted Shares.  All share-based compensation awarded to directors during the 2012 Performance Period is disclosed herein.

Deferred Share Units

Directors are eligible to participate in the Corporation's Deferred Share Unit Plan (the "DSU Plan").  Each deferred share unit ("DSU") represents a notional share of Crescent Point and when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.

The Corporation has established an account for each director and all DSUs are credited to the applicable account as of the grant date. The number of DSUs credited to an account is determined by dividing the dollar amount of the award by the five day weighted average trading price of the Common Shares on the TSX immediately prior to the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on Common Shares during such fiscal quarter, the Corporation calculates the rate thereof per Common Share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the Corporation credits each applicable account with an additional number of DSUs equal to (i) the number of DSUs in the applicable account on the record date for such dividend multiplied by (ii) the Dividend Rate. All DSUs vest immediately upon being credited to a director's account.  A director is not entitled to any payment of any amount in respect of DSUs until such director ceases to be a director of the Corporation for any reason whatsoever. Upon the director ceasing to be a director of the Corporation, the director will be entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the product of (i) the number of DSUs in such director's account on the date the director ceased to be a director and (ii) the five day weighted average trading price of the Common Shares on the TSX immediately prior to such date. The Corporation will make such lump sum cash payment by the end of the calendar year following the year in which the director ceased to be a director.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Until the share ownership guidelines for non-employee directors described below under "Director Ownership Requirements" are met, directors may elect to receive a portion or all cash based compensation in the form of DSUs.  Directors must elect to receive DSUs in lieu of a cash retainer prior to the year in which the retainer will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year.

Restricted Shares

Under the terms of the Corporation's Restricted Share Bonus Plan, any director of the Corporation may be granted restricted shares which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares at the sole election of the Board.

Retirement Plans For Directors

Neither Crescent Point nor any of its subsidiaries have any retirement plans, pension plans or other forms of retirement compensation for its directors.

Director Ownership Requirements

The members of the Board are required to own at least ten times their annual retainer in Common Shares and DSUs. New directors have three years from their initial election to the Board to achieve the required level of ownership. Each of the members of the Board presently meet this requirement.

Board Committees and Membership

	Audit	Reserves	Health, Safety and Environment	Compensation	Corporate Governance and Nominating	Special
Peter Bannister	√	Chair				√
Paul Colborne			√	√
Kenney F. Cugnet		√	Chair		√	√
D. Hugh Gillard	√			Chair	√
Gerald A. Romanzin	Chair	√				√
Gregory G. Turnbull				√	Chair	√
Scott Saxberg			√

Crescent Point Energy Corp. Information Circular – Proxy Statement

Director Compensation Tables

Director Compensation Table

The following table provides a summary of compensation earned by Crescent Point's non-employee directors during the 2012 Performance Period.

	Annual Retainer Fees Earned		Meeting Attendance Fees Earned		Share-based awards(2)
Name(1)	Board ($)	Committee Chair ($)	Board ($)	Committee Meetings ($)	DSUs ($)	Restricted Shares(3) ($)	All other compensation (4) ($)	Total ($)

Peter Bannister	65,000	6,000	19,500	9,750	189,989	96,232	-	386,471
Paul Colborne	30,000	-	17,250	13,500	139,074	96,232	-	296,056
Kenney F. Cugnet	30,000	6,000	15,000	15,750	139,074	96,232	-	302,056
D. Hugh Gillard	30,000	6,000	15,750	15,000	139,074	96,232	-	302,056
Gerald A. Romanzin	30,000	12,500	15,000	15,000	139,074	96,232	-	307,806
Gregory G. Turnbull	30,000	6,000	15,750	14,250	139,074	96,232	-	301,306

Note:
(1)	Scott Saxberg was not compensated for his role as a director.
(2)
Amounts reflect the grant date fair value of DSUs and Restricted Shares computed in accordance with IFRS 2. Crescent Point calculates the grant date fair value as the one-day volume weighted average price of the underlying Common Shares on the date of grant.  Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements.  Restricted Shares vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years except for certain alternate vesting provisions. In accordance with IFRS 2, the fair value of the Restricted Share awards are recognized in the financial statements over the applicable service period.  The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.

(3)
Under the Restricted Share Bonus Plan, while a Restricted Share is outstanding, an amount accrues in respect of such Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per Common Share (the "Dividend Amount") during such period.  The Board has elected to cause the Corporation to pay out Dividend Amounts on all outstanding Restricted Shares concurrently with the payment of the applicable dividends on the Corporation's Common Shares. Dividend Amounts paid to directors are disclosed in the year they are paid.  Please see the "Incentive Plan Awards – Share-based Awards  – Value Vested or Earned During the Year" table contained herein for details of such payments.

(4)	Amount reflects parking.

Incentive Plan Awards

Share-based Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year is pursuant to vested Restricted Shares issued under Crescent Point's Restricted Share Bonus Plan and vested DSUs issued under Crescent Point's DSU Plan.  Vested Restricted Shares are valued at the fair market value on vest date.  Restricted Share Dividend Amounts are based on the dividends paid on the Corporation's Common Shares and are paid in cash.  DSU grants vest immediately and are valued at the one day volume weighted average price on date of grant.  DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly Common Share price.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)		Non-equity incentive plan compensation - Value earned during the year ($)
		Restricted Shares	DSUs

Peter Bannister		333,579	210,874	-

Paul Colborne	-	321,823	155,240	-

Kenney F. Cugnet	-	322,815	155,240	-

D. Hugh Gillard	-	337,703	155,240	-

Gerald A. Romanzin	-	318,447	155,240	-

Gregory G. Turnbull	-	322,815	155,240	-
Note:
(1)	These amounts include Restricted Share Dividend Amounts paid and DSU dividend equivalent amounts earned.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding Restricted Shares issued under the Restricted Share Bonus Plan and DSUs issued under the DSU Plan as at December 31, 2012 for each of the non-employee directors is noted in the table below, and are valued at $37.29 per Common Share, calculated as the 15 day volume weighted average ending December 31, 2012.

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested or paid out (#) (1)		Market or payout value of share-based awards that have not vested or paid out (2) ($)
					Restricted Shares	DSUs
Peter Bannister	-	-	-	-	8,394	10,657	710,412

Paul Colborne	-	-	-	-	8,060	8,132	603,800

Kenney F. Cugnet	-	-	-	-	8,060	8,132	603,800

D. Hugh Gillard	-	-	-	-	8,394	8,132	616,255

Gerald A. Romanzin	-	-	-	-	8,060	8,132	603,800

Gregory G. Turnbull	-	-	-	-	8,060	8,132	603,800

Note:
(1)	Includes Restricted Shares that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.
(2)	Calculated at 15 day volume weighted average ending December 31, 2012 of $37.29 per Common Share.

Director Value at Risk

The following table provides the aggregate equity holdings of our non-employee directors and the total value at risk as at April 19, 2013.  The figures listed in the "Total Value at Risk" column are calculated using the volume weighted average on April 19, 2013 of $35.76 per Common Share.

	Share-based Awards (#)			Options	Total Value at Risk ($)(1)
	Common Shares	Restricted Shares	DSUs
Peter Bannister	550,136	5,200	10,657	-	20,239,910
Paul Colborne	302,426	4,866	8,132	-	11,279,562
Kenney F. Cugnet	677,447	4,867	8,132	-	24,690,349
D. Hugh Gillard	42,067	5,201	8,132	-	1,981,104
Gerald A. Romanzin	10,586	4,866	8,132	-	843,364
Gregory G. Turnbull	56,119	4,867	8,132	-	2,471,660

Note:
(1)	Calculated as the volume weighted average on April 19, 2013 of $35.76 per Common Share.

Directors' and Officers' Liability Insurance

Crescent Point has a corporate liability insurance policy for its directors and officers through Aon Reed Stenhouse Inc. This insurance is for $165,000,000 per occurrence and provides coverage to May 15, 2013; the policy premium for the year then ended is $401,960.

Crescent Point Energy Corp. Information Circular – Proxy Statement

SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1,2)

Equity compensation plans approved by Shareholders	3,366,492	Nil	7,773,681

Equity compensation plans not approved by Shareholders	N/A	N/A	N/A

Total:	3,366,492	Nil	7,773,681

Notes:
(1)
This information is as at December 31, 2012, therefore, it excludes the share-based awards issued in April 2013 pursuant to the 2012 Performance Share Award. See "Report on Executive Compensation - Restricted Share Bonus Plan".

(2)
Assumes that Crescent Point elects to satisfy the payment of the Payout Amount in respect of all such Restricted Shares through the issuance of Common Shares. See "Report on Executive Compensation - Restricted Share Bonus Plan".

RESTRICTED SHARE BONUS PLAN

Under the terms of the Restricted Share Bonus Plan, any director, officer, consultant or employee of Crescent Point or a subsidiary of Crescent Point who, in each case, in the opinion of the Board of Directors, holds an appropriate position with Crescent Point or a subsidiary of Crescent Point to warrant participation in the Restricted Share Bonus Plan (collectively, the "Participants") may be granted restricted shares ("Restricted Shares") which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares. The Restricted Share Bonus Plan is administered by the Board of Directors. The Corporation is authorized to issue up to a maximum of 14,000,000 Common Shares (being approximately 3.7% of the Corporation's issued and outstanding Common Shares as of April 19, 2013) pursuant to the redemption of Restricted Shares granted under the Restricted Share Bonus Plan. As of April 19, 2013, 6,419,199 Common Shares (or approximately 1.7% of the Corporation's then issued and outstanding Common Shares) remained available for issuance under the Restricted Share Bonus Plan.

The purpose of the Restricted Share Bonus Plan is to provide incentive bonus compensation to Participants which is calculated based on a grant of Restricted Shares and the appreciation in value of the Restricted Shares (including Dividend Amounts (as defined below) payable in respect thereof) from the date of the grant to the date of redemption by the Participant. In this way, Participants are rewarded for their efforts in the year in which the Restricted Shares are granted and are also provided with additional incentive for their continued efforts in promoting the growth and success of the business of Crescent Point. Please see "Base Restricted Shares", "Performance Share Award" and "Annual Performance Award" for descriptions of how the Restricted Share Bonus Plan is applied as part of Crescent Point's fixed and variable components of compensation.

Unless otherwise determined by the Board of Directors at the time of a particular grant, Restricted Shares will vest and become available for redemption as to 33 1/3% on each of the first, second and third anniversaries of the grant date. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed Restricted Shares, based on the weighted average of the prices at which the Common Shares traded on the TSX for the five trading days immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts (as defined below) in respect of such Restricted Shares (the "Payout Amount"). The Payout Amount may be satisfied by Crescent Point making a cash payment, Crescent Point purchasing Common Shares in the market and delivering such Common Shares to the Participant or by issuing Common Shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such Restricted Shares terminate in accordance with the terms of the Restricted Share Bonus Plan, each Participant shall be entitled to receive from Crescent Point, in respect of each Restricted Share held by such Participant, an amount equal to the per Common Share amount of any dividend paid by Crescent Point to the holders of Common Shares (the "Dividend Amount"). All or any portion of accrued Dividend Amounts may be paid to Participants at any time and from time to time at the election of the Board of Directors. Restricted Shares granted under the Restricted Share Bonus Plan are non-assignable and non-transferable by a Participant, except through devolution by death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The Restricted Share Bonus Plan provides that no Common Shares may be issued to, or purchased on behalf of, a Participant under the Restricted Share Bonus Plan if such issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of Common Shares reserved for issuance pursuant to issuances or purchases under the Restricted Share Bonus Plan in respect of redeemed Restricted Shares granted to insiders exceeding 10% of the aggregate issued and outstanding Common Shares; (ii) the issuance to insiders, of Common Shares exceeding within a one year period, 10% of the aggregate issued and outstanding Common Shares; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of Common Shares exceeding 5% of the aggregate issued and outstanding Common Shares. In addition, under the Restricted Share Bonus Plan, no Restricted Shares shall be granted to any one Participant if the total number of Common Shares issuable or purchased on behalf of such Participant under the Restricted Share Bonus Plan, together with any Common Shares reserved for issuance to such Participant under Restricted Shares, options to purchase Common Shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding Common Shares.

In the event of a "change of control" of Crescent Point, as defined in the Restricted Share Bonus Plan, the vesting provisions attaching to the Restricted Shares shall be accelerated and all unexercised Restricted Shares shall become available for redemption by the Participant as follows: (a) in the event of any change of control other than by way of a take-over bid, such Restricted Shares shall be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date for such Restricted Shares, if earlier (the "Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board of Directors shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, such Restricted Shares shall be available for redemption for a period commencing on the date of the take-over bid and ending on the earlier of the tenth day following the expiry date of the take-over bid or the expiry date for such Restricted Shares (the "Take-over Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board of Directors shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Take-over Exercise Period.

In the event a Participant's employment with Crescent Point or its subsidiaries is terminated or is alleged to have been terminated for cause, as defined in the Restricted Share Bonus Plan, any Restricted Shares granted to such Participant thereunder which have not been vested at such time shall immediately terminate.

Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the Corporation's Retirement Vesting Program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the Restricted Share Bonus Plan; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where such Participant no longer continues to qualify as a Participant under the Restricted Share Bonus Plan, any Restricted Shares granted to such Participant thereunder which have not vested at the applicable effective time shall terminate and such Participant shall have 90 days from the effective time, or the expiry date for such vested Restricted Shares, if earlier, to redeem any such Restricted Shares and, if not redeemed within such time period, such vested Restricted Shares shall be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

Upon the death or disability, as defined in the Restricted Share Bonus Plan, of a Participant, their Restricted Shares shall be treated in a manner similar to Participants described in the immediately preceding paragraph; provided, however, that the period for redemption shall extend from 90 days from the effective time to one year from the effective time, subject to any earlier occurrence of the expiry date.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Under the Restricted Share Bonus Plan, the Board of Directors may amend, suspend or terminate the Restricted Share Bonus Plan without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where such amendment, suspension or termination materially prejudices the rights of the Participant.

The Board of Directors may not, however, without the approval of the Shareholders, make amendments to the Restricted Share Bonus Plan: (a) to increase the maximum number of Common Shares that may be issued by Crescent Point from treasury pursuant to Restricted Shares granted under the Restricted Share Bonus Plan; (b) to extend the Expiry Date of Restricted Shares for the benefit of an insider; or (с) to amend the amendment provisions of the Restricted Share Bonus Plan.

The Board of Directors may, at any time and from time to time, without the approval of the Shareholders, amend any term of any outstanding Restricted Share (including, without limitation, the vesting and expiry of the Restricted Share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b)  if the amendments would reduce the Fair Market Value or extend the Expiry Date of Restricted Shares previously granted to insiders, approval of the Shareholders must be obtained; (с) the Board of Directors would have had the authority to initially grant the Restricted Share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the Restricted Share.

If the authorized number of Common Shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of Common Shares which may be issued from treasury by Crescent Point under the Restricted Share Bonus Plan and the class of Common Shares which may be issued by Crescent Point or purchased pursuant thereto shall, in any case in which an adjustment in the opinion of the Board of Directors would be proper, be adjusted so as to appropriately reflect such change.

Should changes be required to the Restricted Share Bonus Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Restricted Share Bonus Plan or Crescent Point now is or hereafter becomes subject, such changes shall be made as are necessary to conform with such requirements and, if such changes are approved by the Board of Directors, the Restricted Share Bonus Plan shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board of Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Crescent Point. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.

National Policy 58-201 – Corporate Governance Practices ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Board has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") mandates disclosure of corporate governance practices in form 58-101F1, which disclosure is set out in Appendix A hereto.

MANDATE OF THE BOARD

The Board is generally responsible for managing the business and affairs of Crescent Point. The primary responsibility of the Board is to promote the best interests of Crescent Point and the Shareholders. This responsibility includes: (i) approving annual capital expenditure budgets and general and administrative expense budgets and reviewing fundamental operating, financial and other corporate plans, strategies and objectives; (ii) outlining key operating parameters including debt levels and ratios; (iii) evaluating the performance of Crescent Point and Executive Officers; (iv) determining, evaluating and fixing the compensation of Executive Officers; (v) adopting policies of corporate governance and conduct; (vi) considering risk management matters; (vii) reviewing the process of providing appropriate financial and operational information to Shareholders and the public; and (viii) evaluating the overall effectiveness of the Board. The Board explicitly acknowledges its responsibility for the stewardship of Crescent Point. The Board reviews with management matters of strategic planning, business risk identification, succession planning, communications policy and integrity of internal control and management information systems. The Board fulfils its responsibilities through regular meetings. It meets a minimum of four times per year. In addition, the Board meets at such other times as may be required if it is not possible to deal with Crescent Point's business at a regularly scheduled quarterly meeting.

Crescent Point Energy Corp. Information Circular – Proxy Statement

During each regularly scheduled board meeting, the Board holds in-camera session without management.

COMPOSITION OF THE BOARD OF DIRECTORS

NI 58-101 and NP 58-201 emphasize the importance of the constitution and independence of corporate boards. An "independent" director, under these instruments and policies, is a director who has no direct or indirect material relationship with Crescent Point. For these purposes, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgement. Notwithstanding the foregoing, certain individuals are deemed by the applicable legislation to be considered to have a material relationship with Crescent Point. The Board has concluded that five of Crescent Point's seven existing directors are independent directors as provided in the table below:

Director	Independent	Not Independent	Reason for Non Independent Status

Peter Bannister	√

Paul Colborne	√

Kenny F. Cugnet	√

D. Hugh Gillard	√

Gerald A. Romanzin	√

Scott Saxberg		√	President and Chief Executive Officer of Crescent Point

Gregory G. Turnbull		√	Partner of one of the law firms that provides legal advice to Crescent Point

Retirement Policy

Crescent Point has adopted a formal retirement policy for its directors. Under this policy each director is required to resign at the annual meeting immediately following the director's 75th birthday unless the Board determines otherwise.

BOARD COMMITTEES

The Board has established an Audit Committee, a Compensation Committee, a Reserves Committee, a Health, Safety and Environment Committee and a Corporate Governance and Nominating Committee, as committees of the Board. Terms of reference for each committee, which delineate the mandate of the committee, the composition of the committee, the frequency of committee meetings and other relevant matters, have been approved and adopted by the Board. The Board has also adopted a formal position description for committee chairs.

Crescent Point Energy Corp. Information Circular – Proxy Statement

During each regularly scheduled committee meeting, the members of the committee hold an in-camera session without management.

Audit Committee

The Audit Committee is composed of three directors, Messrs. Bannister, Gillard and Romanzin, all of whom are independent directors. The Audit Committee has developed an official mandate which has been approved by the Board, a copy of which is available on Crescent Point's website at www.crescentpointenergy.com.

The mandate of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of Crescent Point and its subsidiaries and related entities, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements. In doing so, the Audit Committee oversees the audit efforts of Crescent Point's external auditors and, in that regard, is empowered to take such actions as it may deem necessary to satisfy itself that Crescent Point's external auditors are independent of Crescent Point. It is the objective of the Audit Committee to have direct, open and frank communications throughout the year with management, other committee chairmen, the external auditors, and other key committee advisors or staff members, as applicable.

While the Audit Committee has the responsibilities and powers set forth above, it is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith. For additional information on the Audit Committee including the relevant education and experience of the Audit Committee members, please refer to Crescent Point's Annual Information Form, which is available at www.sedar.com.

Compensation Committee

The Compensation Committee is currently composed of three directors, Messrs. Colborne, Gillard and Turnbull, two of whom are independent directors. The Compensation Committee is responsible for assisting the Board in determining the compensation strategies for Crescent Point, recommending the forms and amounts of compensation for directors, officers and other employees and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives. The Compensation Committee is also responsible for assessing the performance of the Chief Executive Officer and reviewing and assisting with management succession planning and professional development for officers of Crescent Point. The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.

Relevant Education and Experience of Compensation Committee Members

The following is a summary of the skills or experience of each member of the Compensation Committee that is relevant to the performance of his responsibilities as a member of the Compensation Committee, including any education or experience that enable each member of the Committee to make decisions on the suitability of the Corporation's compensation policies and practices that are consistent with a reasonable assessment of the Corporation's risk profile.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Name of Compensation Committee Member	Relevant Education and Experience
Paul Colborne
His expertise in law, including securities, banking, oil and gas and commercial law, has resulted in the successful completion of numerous corporate and commercial transactions. As well, Mr. Colborne has authored and presented a number of papers respecting the oil and gas industry.

D. Hugh Gillard
Has held various senior executive positions, including Chief Executive Officer and Board Chairman, in the industry for over forty years and been responsible for overall compensation policy and implementation.  Has attended an independent compensation trends seminar in two of the last three years.  Also, as Chair of the Compensation Committee, he has worked directly and extensively with the outside independent compensation advisors.

Gregory G. Turnbull, QC
Mr. Turnbull has over 33 years of experience dealing with compensation matters with the legal service industry. He presently sits on the compensation committee of Sonde Resources Corp., Porto Energy Corp., Storm Resources Ltd. and Sunshine Oilsands Ltd.

Reserves Committee

The Reserves Committee is currently composed of three directors, Messrs. Bannister, Cugnet and Romanzin, all of whom are independent directors. The Reserves Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on Crescent Point's oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Reserves Committee's responsibilities include, but are not limited to: (i) reviewing management's recommendations for the appointment of independent engineers; (ii) reviewing the independent engineering reports and considering the principal assumptions upon which such reports are based; (iii) appraising the expertise of the independent engineering firms retained to evaluate Crescent Point's reserves; (iv) reviewing the scope and methodology of the independent engineers' evaluations and reviewing any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management); and (v) reviewing reserve additions and revisions which occur from one report to the next. The Reserves Committee meets at least once annually or otherwise as circumstances warrant.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee is currently composed of three directors, Messrs. Colborne, Cugnet and Saxberg, two of whom are independent directors. The Health, Safety and Environment Committee has the responsibility of regularly reviewing Crescent Point's environmental policies, environmental activities and of reporting its findings to the Board. Specifically, the Health, Safety and Environment Committee's responsibilities include, but are not limited to: (i) reviewing the appropriateness of and updating Crescent Point's environmental policies, management systems and programs annually and reporting to the Board thereon with appropriate recommendations; (ii) ensuring that Crescent Point has the necessary tools to measure its environmental performance and compliance with applicable regulatory standards; (iii) reviewing the environmental performance and whenever relevant, any non-compliance situation and recommending the required corrective measures; (iv) ensuring that environmental risk management procedures and emergency response measures are in place; (v) periodically updating and distributing within Crescent Point and reviewing the appropriateness of these risk management procedures and emergency response measures and making appropriate recommendations; (vi) immediately communicating to the Board any incident giving rise to significant environmental risks and otherwise analyzing all relevant environmental matters brought to its attention.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of three directors, Messrs. Cugnet, Gillard and Turnbull, two of whom are independent directors. The Corporate Governance and Nominating Committee has the responsibility of reviewing corporate governance and nomination issues and making recommendations to the Board, as appropriate. Specifically, the Corporate Governance and Nominating Committee's responsibilities include, but are not limited to: (i) reviewing and assessing Crescent Point's governance practices and the performance of Crescent Point's corporate governance systems and recommending changes to the Board for consideration; (ii) recommending suitable candidates for nomination for election as directors; (iii) reviewing the recommendations of management, if any, with respect to committee membership and making recommendations to the Board of members for each committee, including the appointment of chairs to the committees; (iv) reviewing on a periodic basis the mandate of the Board, the mandates of the committees of the Board and any position descriptions and making recommendations with respect to such mandates, as appropriate; (v) reviewing Crescent Point's articles and bylaws and recommending any changes to the Board for consideration; (vi) overseeing the evaluation of, assessing and considering the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis; (vii) reviewing and recommending to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and (viii) reviewing and making recommendations with respect to the orientation and education program for new Board and committee members and overseeing the continued development of existing members of the Board. The Corporate Governance and Nominating Committee meets at least once annually or otherwise as circumstances warrant.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The Corporate Governance and Nominating Committee undertakes a formal Board evaluation and an evaluation of each individual director on an annual basis.  This process is currently handled through the use of a specific questionnaire; a summary of the results is prepared by the Corporation's legal advisors and reviewed by the Corporate Governance and Nominating Committee and feedback discussion is held between the chair of the committee and the chair of the Board.  Individual discussions are then held with each director.

The Corporate Governance and Nominating Committee is also responsible for succession planning for the President and Chief Executive Officer and other for senior officers of Crescent Point. The Corporate Governance and Nominating Committee met in 2012 to discuss succession planning for the President and Chief Executive Officer and other senior officers of Crescent Point.  The identification of possible interim senior officers and the process for selecting long term successors is regularly discussed and considered.

Compensation Risk Management

The Board has considered the implications of the risks associated with Crescent Point's compensation policies and practices. The Board has ultimate oversight of the risks associated with Crescent Point's compensation policies and practices, and carefully reviews the risks associated with Crescent Point's compensation structure. Crescent Point uses the following practices to identify and mitigate compensation policies and practices that could encourage an individual to take inappropriate or excessive risks: annual review of compensation philosophy and components and the engagement of outside consultants. There are no identified risks arising from Crescent Point's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Executive Officers and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer or director.  In addition, the Board is presently considering adopting a policy that prohibits Executive Officers and directors from the use of margin accounts when trading in Common Shares.

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board and its committees have access to senior management on a regular basis as Mr. Saxberg is a director and attends all meetings of the Board and other Executive Officers are invited to attend directors' meetings from time to time to provide necessary information to facilitate decision making activities.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Compensation Committee, the Reserves Committee, the Health, Safety and Environment Committee and the Corporate Governance and Nominating Committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND OTHERS

There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of Crescent Point's directors or Executive Officers, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attaching to the Common Shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2012 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.

OTHER MATTERS

Crescent Point knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

AUDITOR OF THE CORPORATION

PricewaterhouseCoopers LLP has served as the auditor of Crescent Point and / or the Trust since its formation in September 2003.

ADDITIONAL INFORMATION

Additional information relating to Crescent Point is on SEDAR at www.sedar.com. Financial information of Crescent Point is provided in Crescent Point's financial statements and management's discussion and analysis for Crescent Point's most recently completed financial year. Copies of Crescent Point's Annual Information Form, financial statements and management's discussion and analysis may be obtained by Shareholders by contacting the Corporate Secretary of Crescent Point at 2800, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. Telephone: (403) 693-0020 Fax: (403) 693-0070.

Crescent Point Energy Corp. Information Circular – Proxy Statement

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Crescent Point Board of Directors ("Board") and management of Crescent Point ("Management") believe in the importance of good corporate governance and its effectiveness in promoting enhanced Shareholder value. Management has the responsibility for the day to day management of the business of Crescent Point.

The Board has ultimate oversight for adoption of Crescent Point's strategic planning process and receives regular updates on Crescent Point's strategic plans.

The Crescent Point Board is responsible for understanding the principal risks associated with Crescent Point's business and it is the responsibility of Management to ensure that the Board and its committees are kept well informed of these changing risks. The Audit Committee reviews and reports to the Board on financial risks inherent in the business and related risk management programs affecting Crescent Point.

Crescent Point has adopted policies to ensure the good governance of Crescent Point. Directors and officers of Crescent Point are subject to a code of conduct, and an insider trading policy. In addition, Crescent Point has adopted a disclosure policy requiring the timely dissemination of all material information. Communications with the Shareholders are undertaken through a variety of means, including the publication of its annual report, quarterly reports, annual information form, news releases, and its web site. Crescent Point's website, www.crescentpointenergy.com, contains annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.

As a publicly listed company on the Toronto Stock Exchange, Crescent Point is subject to a variety of corporate governance guidelines and requirements which have been enacted by Canadian Securities Administrators. Crescent Point's corporate governance compliance is as follows:

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

	Guidelines	Does Crescent Point Comply?		Description of Approach

1. (a)	Board of Directors Disclose the identity of directors who are independent.	Yes	•
The Board has affirmatively determined that Messrs. Bannister, Colborne, Cugnet, Gillard and Romanzin, have no direct or indirect material relationship with Crescent Point which could reasonably be expected to interfere with the exercise of independent judgement and are independent in accordance with Canadian Securities Administrators National Instrument 58-101. The Corporate Governance and Nominating Committee and the Board participate in the determination of director independence. The determination is based on information concerning the personal, business and other relationships and dealings between the directors and Crescent Point, its affiliates and the external auditors, collected through biographical material and reports furnished or completed by the directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination		•
Messrs. Saxberg and Turnbull are not independent. Mr. Saxberg is President and Chief Executive Officer of Crescent Point. Mr. Turnbull is a partner of McCarthy Tétrault LLP, a law firm which provides legal services to Crescent Point, but which law firm is not Crescent Point’s main legal service provider.

Crescent Point Energy Corp. Information Circular – Proxy Statement

	Guidelines	Does Crescent Point Comply?	Description of Approach

(c)	Disclose whether or not a majority of directors are independent.		• A majority of the directors are independent, as the Board has five directors who have been determined to be independent and two directors who are related to Crescent Point.

(d)	Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.
•  Mr. Bannister is a director of Surge Energy Inc. and Cequence Energy Ltd.

•  Mr. Colborne is a director of Legacy Oil & Gas Ltd., Cequence Energy Ltd. and Surge Energy Inc.

•  Mr. Romanzin is director of Trimac Transportation Ltd., Petrowest Corporation and Porto Energy Corp.

•  Mr. Turnbull is a director of Storm Resources Ltd., Heritage Oil Plc, Porto Energy Corp., Hyperion Exploration Corp., Sonde Resources Corp., Hawk Exploration Ltd. and Sunshine Oilsands Ltd.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

•  The non-executive directors hold in-camera meetings during each regularly scheduled Board and Board committee meeting and during other Board and Board committee meetings where circumstances warrant in-camera discussion.  Given the reasons for Mr. Turnbull not being considered independent, the Board does not consider it necessary or desirable to exclude him from in-camera meetings unless the law firm to which he is a partner is the subject matter of discussion.

(f)
Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

•  The Chair of the Board, Mr. Peter Bannister, is an independent director. His role and responsibilities are to chair all the Board and Shareholder meetings, ensure that the Board reviews and approves the company's corporate strategy as developed by Management, ensure that the Board receives regular updates on all issues of importance to Crescent Point, work closely with each Committee chair to ensure that each of the Committee's functions are carried out, communicate with the President and Chief Executive Officer to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum performance of the Board.

Crescent Point Energy Corp. Information Circular – Proxy Statement

	Guidelines	Does Crescent Point Comply?		Description of Approach

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.		•	Each director's attendance at Board and committee meetings over the course of the most recently completed financial year are as follows:

2. (a)	Board Mandate Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	Yes	•

The Board has adopted a written mandate, a summary of which is provided herein under the heading "Mandate of the Board". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith they have used the best interests of Crescent Point and its subsidiaries, with the overall objective of enhancing Shareholder value.

3. (a)	Position Descriptions Disclose whether or not the board has developed written position descriptions for the Chair and the Chair of each board committee.	Yes	•

The Board has developed a written position description for its Chair and a written position description for the chair of the various committees. The chairs of the committees are elected by the members of the Board or the applicable committee, as the case may be, with a clear understanding of the relevant terms of reference. Major decisions involving Crescent Point including acquisitions, dispositions, granting of Restricted Shares and approval of reports are brought to the Board for approval. In addition, the Board communicates both formally and informally with the President and Chief Executive Officer on a regular basis regarding the performance of Crescent Point.

Crescent Point Energy Corp. Information Circular – Proxy Statement

	Guidelines	Does Crescent Point Comply?	Description of Approach

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.		• A written position description has been formally developed for the President and Chief Executive Officer.

4. (a)	Orientation and Continuing Education Briefly describe what measures, if any, the Board of Directors takes to orient new Board members regarding	Yes

• Although Crescent Point does not currently have any formal orientation and education programs for new directors, orientation is provided to new directors on an ad hoc basis upon the individual being invited to join the Board, based upon the director's background and knowledge of the operations of Crescent Point.

(i) the role of the Board, its Directors and the committees of the Board; and
(ii) the nature and operation of the Corporation's business

5.	Code of Business Conduct and Ethics

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes
•  Crescent Point has adopted a Code of Business Conduct and Ethics for the directors and officers, a copy of which is available on Crescent Point's website at www.crescentpointenergy.com.

•  The Board relies on the integrity of directors, officers and employees to comply with the Code of Business Conduct and Ethics and the directors will take action where any breach of the code is brought to their attention.

(i) disclose how a person or company may obtain a copy of the code;
•  The Board has not granted any waiver of the Code of Business Conduct and Ethics and no material change reports have been filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(ii) disclose how the board monitors compliance with its code;

Crescent Point Energy Corp. Information Circular – Proxy Statement

	Guidelines	Does Crescent Point Comply?		Description of Approach

(iii)
provide a cross-reference to any material change report filed since the beginning of the  issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)
Describe any steps the board takes to ensure directors exercise  independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
•
When considering transactions and agreements in respect of which a director or Executive Officer has a material interest, such transactions are approved by those members of the Board who are independent from the matter at issue. Where necessary, an independent committee of the Board is formally constituted to consider such transactions.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

6. (a)	Nomination of Directors Describe the process by which the board identifies new candidates for board nomination	In Part	•	The Corporate Governance and Nominating Committee has been established to, among other things, recommend nominees for nomination to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors.		•
The Corporate Governance and Nominating Committee is not composed entirely independent directors. It is comprised of 3 directors, two of whom are independent. The non-independent director is not a member of Management.

(c)	If the board has a nominating committee, describe its responsibilities, powers and operation.		•
The Corporate Governance and Nominating Committee reviews corporate governance and nomination issues and makes recommendations to the Board, as appropriate. In particular, the committee is responsible for identifying individuals qualified to become Board members, recommending to the Board proposed nominees for election and developing and recommending to the Board applicable corporate governance principles.

Crescent Point Energy Corp. Information Circular – Proxy Statement

	Guidelines	Does Crescent Point Comply?		Description of Approach

7. (a)	Compensation Describe the processes by which the Board determines the compensation for the Corporation's directors and officers.	In Part	•

The Compensation Committee has engaged external experts in 2010 and 2011 to review and survey the compensation provided to directors and officers of similar sized entities and to make recommendations to the Compensation Committee regarding director and officer compensation. The Compensation Committee makes annual recommendations to the Board regarding director and officer compensation. The Committee does not believe that it is possible to remunerate directors for all of the risks and responsibilities assumed.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent Directors.		•
The Compensation Committee is not composed entirely of independent directors. It is, however, composed of three directors, two of which are independent directors. The non-independent director is not a member of Management.

(c)	Describe the responsibilities, powers and operation of the compensation committee.		•	The Compensation Committee reviews annually employment and remuneration policies and recommendations.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the Corporation's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained. If the consultant or advisory has been retained to perform other work for the Corporation, state that fact and briefly describe the nature of the work.
			•	During 2012, Mercer (Canada) Limited ("Mercer") received a total of $21,571 for Mercer Total Compensation Survey data. Mercer did not provide any other services to the Corporation in 2012.

Crescent Point Energy Corp. Information Circular – Proxy Statement

	Guidelines	Does Crescent Point Comply?		Description of Approach

8. (a)	Other Board Committees If the Board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.	Yes	•

Crescent Point has a Reserves Committee and a Health, Safety and Environment Committee. Each of these Committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas:

Reserves Committee:

Ensures the integrity of the process surrounding the preparation of independent engineering reserve evaluation.

Health, Safety and Environment Committee:

Review of Crescent Point's environmental activities and policies  and reporting its findings to the Board.

9. (a)
Regular Board Assessments

Describe the manner in which the Board of Directors regularly assesses its own effectiveness and performance, the effectiveness and performance of each of the committees of the board, and the effectiveness and performance of each board member.
		Yes	•

The Board has adopted a formal written process for assessing the effectiveness of the Board, the Board committees and individual directors. Under this process, each member of the Board completes a detailed annual self and Board review. The Corporate Governance and Nominating Committee oversees this evaluation and assesses the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual board members.

Crescent Point Energy Corp. Information Circular – Proxy Statement

APPENDIX B

ADVANCE NOTICE BY-LAW

CRESCENT POINT ENERGY CORP.

(the "Corporation")

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate all nominees’ qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this Advance Notice By-law (the "By-law") is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This By-law is the framework by which the Corporation seeks to fix a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this By-law is beneficial to shareholders and other stakeholders.  This By-law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.
Nomination procedures - Subject only to the Business Corporations Act  (Alberta) (the "Act") and the articles of the Corporation (the "Articles"), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.
by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

2.
Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the head and principal offices of the Corporation.

3.	Manner of timely notice - To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

Crescent Point Energy Corp. Information Circular – Proxy Statement

a.
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	Proper form of timely notice - To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of  directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.
Eligibility for nomination as a director - No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

Crescent Point Energy Corp. Information Circular – Proxy Statement

6.	Terms - For purposes of this By-law:

a.
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.
"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.
Delivery of Notice - Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the head and principal offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Board Discretion - Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

Crescent Point Energy Corp. Information Circular – Proxy Statement